Offer to Purchase for Cash
All Outstanding Shares of Common Stock
and the Associated Preferred Stock Purchase Rights
of
Biosite Incorporated
at
$92.50 per Share
plus an additional $0.015205 in cash per day per Share
for each day after July 2, 2007 until the Shares are
first accepted for payment
by
Inca Acquisition, Inc.
a wholly-owned subsidiary of
Inverness Medical Innovations, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY JUNE 25, 2007 (THE END OF THE DAY ON MONDAY), UNLESS THE OFFER IS EXTENDED.

This offer (the “Offer”), is being made according to an Agreement and Plan of Merger, dated as of May 17, 2007 (the “Merger Agreement”), by and among Inverness Medical Innovations, Inc., a Delaware corporation (“Inverness”), Inca Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Inverness (the “Purchaser”), and Biosite Incorporated, a Delaware corporation (“Biosite”).

The board of directors of Biosite has unanimously:  (i) determined that the Merger Agreement, the Offer, the merger of the Purchaser with and into Biosite, with Biosite surviving the merger (the “Merger”), and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Biosite’s stockholders; (ii) approved the Merger Agreement; (iii) declared that the Merger Agreement is advisable; and (iv) recommended that Biosite’s stockholders accept the Offer, tender their Shares (as defined below) in the Offer and adopt the Merger Agreement, if adoption by Biosite’s stockholders is required by applicable law.

There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not validly withdrawn before the expiration of the Offer, a number of shares of Biosite’s common stock, par value $0.01 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), that, together with all other Shares beneficially owned by Inverness, the Purchaser and their affiliates, represents at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the expiration or termination of any applicable waiting period under certain foreign antitrust laws and the receipt of certain other foreign antitrust approvals needed to complete the Offer. See Section 14 — “Conditions of the Offer.”

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, and related Letter of Transmittal, Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance regarding the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

May 29, 2007

IMPORTANT

Stockholders desiring to tender Shares must:

1. For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2. For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a manually signed copy) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed copy) and any other required documents to Computershare Trust Company, N.A., the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3. For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed copy) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a manually signed copy), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined in Section 3 — “Procedure for Tendering Shares”), is at the election and risk of the tendering stockholder.

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of Biosite Incorporated (“Biosite”), including the associated preferred stock purchase rights (collectively, the “Shares”).

Price Offered Per Share:	$92.50 per Share in cash, without interest, plus, if the first time the Shares are accepted for payment (the “Acceptance Time”) shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Monday, June 25, 2007 (the end of the day on Monday, unless extended (the “Expiration Time”).

The Purchaser:	Inca Acquisition, Inc. (the “Purchaser”), a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Parent”).

Biosite Board Recommendation:	Biosite’s board of directors has unanimously recommended that you accept the Offer and tender your Shares in the Offer.

The following are some of the questions you, as a stockholder of Biosite, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

The Purchaser, a Delaware corporation and wholly-owned subsidiary of Inverness, is offering to buy your shares. The Purchaser was formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Inverness and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Biosite, including the associated preferred stock purchase rights. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $92.50 per Share in cash, plus, if the Acceptance Time shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes, for each Share tendered and accepted for payment in the Offer.

What does the board of directors of Biosite think of the Offer?

Biosite’s board of directors has unanimously recommended that you accept the Offer and tender your Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions.”

Are there any compensation arrangements between Inverness and Biosite’s executive officers or other key employees?

Neither Inverness nor Purchaser has proposed or agreed upon the terms of any employment compensation, severance or other employee benefits arrangements with Biosite’s executive officers except for as described herein. Also, neither Inverness nor the Purchaser expects to enter into any employment compensation, severance or other employee benefits arrangements with any of Biosite’s executive officers or other employees prior to completion of the merger of Purchaser with and into Biosite (the “Merger”).

Following completion of the Merger, Inverness expects to continue to employ Biosite’s employees, including its executive officers, on terms similar to their current employment arrangements, except that Inverness may provide benefits to Biosite’s employees under its benefit plans or Biosite’s benefit plans and that their bonus and severance arrangements will be replaced by Inverness’s standard arrangements, subject to certain exceptions. Following completion of the Merger, Inverness may also propose to modify the terms of the employment arrangements between Biosite and its current executive officers but does not plan to enter into employment agreements or arrangements, other than to continue those executives’ employment on an at-will basis. See Section 13 — “The Merger Agreement; Other Agreements.”

The Merger Agreement provides that each option to purchase Shares (a “Company Option”) outstanding immediately before the Merger is completed, will become fully vested when the Merger is complete, subject to certain exceptions for employees that do not have a status entitling them to accrue service towards increased vesting in such Company Options, whose Company Options will become fully vested only if they return to a status entitling them to accrue status towards increased vesting. Each such Company Option will be assumed by Inverness and converted into a fully-vested and exercisable option to acquire shares of Inverness common stock (“Inverness Shares”), par value $0.10 per share (the “Assumed Option”). Each Assumed Option will have the same terms and conditions as the original Company Option, except that the exercise price and number of Inverness Shares subject to each Assumed Option will be adjusted to provide the same intrinsic value as that of the Company Option assumed immediately prior to the completion of the Merger.

Pursuant to agreements entered into in connection with the Offer, Inverness will cashout three executive officers’ Company Options at the effective time of the Merger rather than assuming and converting them into options to purchase Inverness Shares, as will happen to the Company Options held by all other Biosite employees.

What is the market value of my Shares as of a recent date?

On May 16, 2007, the last trading day before we announced the execution of the Merger Agreement, the closing price of Biosite’s common stock reported on the NASDAQ Global Select Market was $91.74 per Share. On May 25, 2007, the last full day before commencement of the Offer, the opening price of Biosite’s common stock reported on the NASDAQ Global Select Market was $91.75 per Share. We advise you to obtain a recent quotation for Biosite’s common stock in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares.”

What are the preferred stock purchase rights?

The preferred stock purchase rights are rights to purchase series A participating preferred stock of Biosite, issued pursuant to Biosite’s Rights Agreement, dated as of October 22, 1997, as amended. The preferred stock purchase rights were issued to all Biosite stockholders but currently are not represented by separate share certificates. Instead, the preferred stock purchase rights are represented by the certificate for your shares of Biosite common stock. A tender of your Shares will include a tender of the preferred stock purchase rights.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Inverness will have sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow completion of the Offer. The Offer is not subject to any financing condition. Inverness entered into two commitment letters on May 14, 2007 (together, the “Commitment Letters”) to provide $1.45 billion of financing for the Offer and the Merger. Under the first commitment letter (the

“Senior Loan Commitment”), General Electric Capital Corporation and UBS Loan Finance LLC committed to provide financing not in excess of $1.3 billion in the form of a senior secured credit facility consisting of a $1.15 billion term loan subject to reduction to $850 million if the joint venture with Procter & Gamble is consummated on or prior to the Closing (the “Senior Term Loan”) and a $150 million revolving credit facility (the “Senior Revolving Facility”). Since the joint venture with Procter & Gamble was consummated on May 17, 2007, the amount of the Senior Term Loan was reduced to $850 million. Under the second commitment letter, UBS Loan Finance LLC and General Electric Capital Corporation committed to provide $450 million of financing in the form of a senior subordinated unsecured credit facility (the “Bridge Facility” and “Bridge Facility Commitment”) intended to bridge the issuance by Inverness of $450 million of unsecured senior subordinated notes, and subject to reduction by the principal amount of any funds acquired through the issuance of any such notes prior to the Closing (the “Senior Subordinated Notes”). On May 14, 2007, Inverness raised $150 million through the private sale of 3% senior subordinated convertible notes due 2016, reducing the amount of Bridge Facility Commitment to $300 million. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash, the Offer is not subject to any financing condition, and Inverness has arranged committed financing for the Offer. We will have sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow completion of the Offer. See Section 10 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration time of the Offer, you will have until the Expiration Time. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares.”

Can the Offer be extended?

Yes. We may without Biosite’s consent, choose to extend the Offer for one or more periods of up to 10 business days each, until September 30, 2007, subject to certain conditions. We are required by the Merger Agreement to extend the Offer to the extent requested by Biosite, for one or more periods of up to 10 business days each, until September 30, 2007, subject to certain conditions (the “Outside Date”). If we have not accepted the Shares for payment in the Offer by the Outside Date due to certain antitrust conditions not being satisfied, Biosite can require that we extend the Offer for one or more periods of up to 10 business days each, until December 31, 2007. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares. See Section 1 — “Terms of the Offer” and Section 13 — “The Merger Agreement; Other Agreements.”

Will you provide a Subsequent Offering Period?

We may, in our discretion, elect to provide for a subsequent offering period, and one or more extensions of such subsequent offering period, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) following our acceptance for payment of Shares in the Offer (the “Subsequent Offering Period”). The Subsequent Offering Period may be between three and 20 business days in the aggregate. In addition, if immediately following our acceptance for payment of Shares in the Offer, we and our affiliates own more than 80% of the Shares outstanding at that time, to the extent requested by Biosite, we will provide for a Subsequent Offering Period of at least 10 business days in accordance with Rule 14d-11. See Section 1 — “Terms of the Offer” for additional information about our obligations to extend the Offer.

How will I be notified if the Offer is extended or a Subsequent Offering Period is provided?

If we extend the Offer or provide a Subsequent Offering Period, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and notify Biosite stockholders by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless enough Shares are tendered and not validly withdrawn, considered together with all other Shares beneficially owned by Inverness, us or our affiliates (if any), to represent a majority of the total number of Shares outstanding at the Expiration Time (determined on a fully diluted basis) (the “Minimum Condition”).

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares tendered in the Offer unless, at the Expiration Time:

•	the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated;

•	the applicable waiting periods under certain foreign antitrust laws have expired or been terminated and certain other foreign antitrust approvals required to complete the Offer have been obtained.

•	all of the representations and warranties of Biosite set forth in the Merger Agreement are accurate, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Biosite;

•	the covenants of Biosite contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects; and

•	since the date of the Merger Agreement there has not occurred any adverse event or development that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on Biosite.

See Section 14 — “Certain Conditions of the Offer” for a more complete description of the conditions to the Offer.

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal (or copy of the Letter of Transmittal), to the Depositary, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the Expiration Time, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be tendered. See Section 3 — “Procedure for Tendering Shares.”

Can holders of vested stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3 — “Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed copy of one, with the required information to the Depositary, while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by July 27, 2007, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any Subsequent Offering Period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Biosite continue as a public company?

If we purchase all of the Shares tendered in the Offer, there may be so few remaining stockholders and publicly-held Shares after the Offer that the Shares may no longer be eligible to be traded through the NASDAQ Global Select Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, Biosite may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. After completion of the Offer and upon our request, Biosite has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that Biosite would be exempt from the requirement that Biosite’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Biosite’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Biosite’s board of directors. After completion of the Merger, Inverness will own all of the outstanding capital stock of Biosite, and Biosite’s common stock will no longer be publicly owned. See Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are required to merge with and into Biosite, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Biosite’s certificate of incorporation and bylaws, and a vote of Biosite’s stockholders, if a vote is required. Biosite will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Inverness. In the Merger, Biosite stockholders who did not tender their Shares will receive $92.50 per Share plus, if the Acceptance Time shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes. If we acquire at least 90% of the issued and outstanding Shares, we may be able to effect the Merger without convening a meeting of the Biosite stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this Offer to Purchase and Section 12 — “Purpose of the Offer; Plans for Biosite; Other Matters.”

What is the Top-Up Option and when could it be exercised?

Biosite has granted Purchaser an option to purchase that number of newly-issued Shares that is equal to 10,000 shares more than the amount needed to give Purchaser ownership of 90% of the outstanding Shares (after giving effect to the Shares issued upon the exercise of such option) (the “Top-Up Option”), provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed 19.9% of the number of Shares outstanding as of May 17, 2007. The Top-Up Option is exercisable only if Inverness, we and its and our affiliates own at least 80% of the outstanding Shares prior to exercising the Top-Up Option and would hold 90% of the outstanding Shares after such exercise, and in no event can the Top-Up Option be exercised for a number of Shares in excess of Biosite’s authorized and unissued Shares. Purchaser will pay Biosite $92.50 plus an additional $0.015205 in cash per day per Share after July 2, 2007 through the Acceptance Time, for each Share acquired through the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger without a special meeting of Biosite’s stockholders under the “short form” merger provisions of Delaware law. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. Unless prohibited by law or the Merger Agreement, we may exercise the Top-Up Option, in whole but not in part, at any time after we first accept Shares for payment in the Offer and prior to completion of the Merger or termination of the Merger Agreement. We may also exercise the Top-Up Option one or multiple times following our initial exercise of the Top-Up Option, subject to the same limitations that apply to our initial exercise. Following our initial exercise of the Top-Up Option, if any, and subject to the same terms and conditions, we expect to again exercise the Top-Up Option if our percentage ownership of the outstanding Shares falls below 90%, which could occur if Company Options are exercised following our initial or any subsequent exercise of the Top-Up Option. See Section 13 — “The Merger Agreement; Other Agreements” for a more detailed description of the Top-Up Option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you perfect your appraisal rights under Delaware law, you will receive $92.50 per Share in cash, plus, if the Acceptance Time shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes. This is the same amount that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Select Market, the quotation for the Shares on the NASDAQ Global Select Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Biosite may also cease making filings with the Securities and Exchange Commission or otherwise no longer be required to comply with the Securities and Exchange Commission’s rules relating to publicly-held companies.

After completion of the Offer and upon our request, Biosite has agreed to elect to be treated as a “controlled company” for purposes of the NASDAQ Marketplace Rules, which means that Biosite would be exempt from the requirement that Biosite’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Biosite’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Biosite’s board of directors. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of the Offer on the Market for Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Who can I talk to if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, at (888) 750-5834 (toll free) or UBS Securities LLC, the Dealer Manager for the Offer, at (888) 217-6011 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our Information Agent or Dealer Manager.

To the Holders of Biosite Common Stock:

INTRODUCTION

Inca Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Inverness Medical Innovations, Inc., a Delaware corporation (“Inverness”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share, together with the associated rights to purchase series A participating preferred stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a price of $92.50 per Share in cash, plus, if the Acceptance Time shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made according to an Agreement and Plan of Merger, dated as of May 17, 2007 (the “Merger Agreement”), by and among Inverness, the Purchaser and Biosite. The Merger Agreement is described in Section 13 — “The Merger Agreement; Other Agreements.” Under the Merger Agreement, after completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, the approval of Biosite’s stockholders, the Purchaser will be merged with and into Biosite, with Biosite surviving the Merger as a wholly-owned subsidiary of Inverness (the “Merger”). When the Merger is completed, each Share then outstanding (other than Shares owned by Inverness, the Purchaser, Biosite or their wholly-owned subsidiaries or Biosite stockholders who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive $92.50 in cash, plus, if the Acceptance Time shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes.

The board of directors of Biosite has unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Biosite’s stockholders; (ii) approved the Merger Agreement; (iii) declared that the Merger Agreement is advisable; and (iv) recommended that Biosite’s stockholders accept the Offer, tender their Shares in the Offer and adopt the Merger Agreement, if adoption by Biosite’s stockholders is required by applicable law.

There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not validly withdrawn, a number of Shares that, together with all other Shares beneficially owned by Inverness, the Purchaser and their affiliates, represents at least a majority of the total number of Shares outstanding (determined on a fully diluted basis) at 12:00 midnight, New York City time, on Monday, June 25, 2007 (the end of the day Monday) unless the Offer is extended (the “Minimum Condition”). The Offer is also subject to the satisfaction of other conditions, including: (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) the expiration or termination of the applicable waiting period under certain foreign antitrust laws and the receipt of certain other foreign antitrust approvals required to complete the Offer; (iii) the accuracy of all of the representations and warranties of Biosite set forth in the Merger Agreement, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Biosite; (iv) the performance in all material respects of the covenants of Biosite contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer; and (v) since the date of the Merger Agreement, the absence of any event or development that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on Biosite.

Biosite has informed the Purchaser that, as of May 24, 2007, it had (i) 17,334,271 Shares issued and outstanding and (ii) 2,965,786 Shares that were subject to outstanding Company Options. As of May 29, 2007 Inverness was deemed to beneficially own 750,000 Shares. Based upon the foregoing, as of May 24, 2007, the Minimum Condition would be satisfied if 9,400,028 Shares were tendered and not validly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser purchases Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of Biosite’s board of directors. See Section 12 — “Purpose of the Offer; Plans for Biosite; Other Matters” and Section 13 — “The Merger Agreement; Other Agreements.”

Concurrently with the execution of the Merger Agreement on May 11, 2007, Inverness and the Company entered into separate Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreements with three executive officers of the Company, Kim D. Blickenstaff, Kenneth F. Buechler, Ph.D. and Gunars E. Valkirs, Ph.D. (the “Non-Competition Agreements”). The Non-Competition Agreements, which are effective and contingent upon the Effective Time, provide for the assignment of applicable intellectual property rights to the Company following the Effective Time and contain confidentiality, non-competition and non-solicitation obligations of the foregoing individuals, subject in each case to exceptions specified in the Non-Competition Agreements.

Each Non-Competition Agreement also provides for the applicable executive officer to receive, in lieu of any benefits to which he may be entitled under specified sections of the Severance Plan or under Section 5.9(a) of the Merger Agreement pertaining to Company Options, as applicable, an amount equal to: (i) the product of: (a) the number of Shares of Common Stock subject to such executive officer’s Company Options, multiplied by (b) the excess, if any, of the Offer Price over the exercise price per share of each such Company Option, payable at the Effective Time; plus (ii) two times such executive officer’s current annual base salary, payable in two equal installments as specified in such Non-Competition Agreement; plus (iii) two times a negotiated bonus equal to 50% of such executive officer’s current annual base salary, payable in two equal installments as specified in such Non-Competition Agreement. In connection with the Non-Competition Agreements, all Company Options held by the three executive officers will be cancelled at the Effective Time and not assumed by Inverness.

Such summary and description of the Non-Competition Agreements are qualified in their entirety by reference to the individual Non-Competition Agreements, which are filed as Exhibit (d)(2), Exhibit (d)(3) and Exhibit (d)(4) hereto, respectively, and are incorporated herein by reference.

Except with respect to the Non-Competition Agreements, Inverness and Biosite’s executive officers have not agreed upon the terms of any employment compensation, severance or other employee benefits arrangements. As indicated in the Merger Agreement, following completion of the Merger, Inverness expects to continue to employ Biosite’s employees, including its executive officers, on terms similar to their current employment arrangements, except that Inverness may provide benefits to Biosite’s employees under its benefit plans or Biosite’s benefit plans.

If Inverness, the Purchaser and their affiliates hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period provided in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (“Exchange Act”) (the “Subsequent Offering Period”) the Merger Agreement requires that the Purchaser merge with and into Biosite under the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other stockholder of Biosite. See Section 12 — “Purpose of the Offer; Plans for Biosite; Other Matters.” Under the Merger Agreement, if the Purchaser does not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, the Purchaser has the option, subject to limitations, to purchase from Biosite at the Offer Price a number of additional Shares sufficient to cause the Purchaser to own 10,000 shares more than 90% of the Shares then outstanding, taking into account those shares issued upon the exercise of the option, provided that the number of shares that may be issued may not exceed 19.9% of the Shares outstanding on May 17, 2007. This option is referred to as the “Top-Up Option.” The exercise price for the Top-Up Option is to be paid in cash or by delivery of a promissory note, bearing simple interest at 5% per annum, made by the Purchaser and due and payable within six months. The Top-Up Option is exercisable only if the Purchaser and its affiliates hold at least 80% of the outstanding Shares before such exercise and would hold 90% of the outstanding Shares after such exercise. The Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if it acquires less than 90% of the issued and outstanding Shares in the Offer. The Purchaser or Inverness could also acquire additional Shares after completion of the Offer through other means, such as open market purchases.

In any event, if Inverness, the Purchaser and their affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, the Purchaser will effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12 — “Purpose of the Offer; Plans for Biosite; Other Matters.”

Certain material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5 — “Material United States Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5 — “Material United States Federal Income Tax Consequences.”

Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Computershare Shareholder Services, Inc., which is acting as the depositary for the Offer (the “Depositary”), Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”), and UBS Securities LLC, which is acting as the dealer manager for the Offer (the “Dealer Manager”). See Section 16 — “Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $92.50 per Share in cash, plus, if the Acceptance Time shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, for all Shares tendered before the Expiration Time and not validly withdrawn in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time on Monday June 25, 2007 (the end of the day on Monday), unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Time” means the latest time at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, if at the Expiration Time any of the conditions to the Offer have not been satisfied, the Purchaser may, without Biosite’s consent, extend the Offer for successive periods of up to 10 business days until September 30, 2007 by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time. The Merger Agreement also requires the Purchaser to extend the Offer, to the extent requested by Biosite for one or more periods of up to 10 business days until September 30, 2007, subject to certain conditions (the “Outside Date”). If the Purchaser has not accepted the Shares for payment in the Offer by the Outside Date due to certain antitrust conditions not being satisfied, Biosite can require the Purchaser to extend the Offer for one or more periods of up to 10 business days each, until December 31, 2007.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Time, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not validly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if Inverness, the Purchaser and their affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short-form” merger provisions of the DGCL, then:

•	the Purchaser is permitted to provide a Subsequent Offering Period of at least three but no more than 20 business days in the aggregate; and

•	if more than 80% of the issued and outstanding Shares have been tendered and not validly withdrawn in the Offer, to the extent requested by Biosite, the Purchaser is required to provide a Subsequent Offering Period of at least 10 business days.

The Subsequent Offering Period would be an additional period of time following the Expiration Time during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. During the Subsequent Offering Period, if any, the Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. The Purchaser cannot provide a Subsequent Offering Period unless it announces the results of the Offer no later than 9:00 a.m., New York City time, on the business day after the Expiration Time and immediately begins the Subsequent Offering Period on that date. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to provide a Subsequent Offering Period unless required to do so under the terms of the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being tendered in the Offer and not validly withdrawn before the Expiration Time, a number of Shares that, together with all other Shares beneficially owned by Inverness, the Purchaser and their affiliates (if any), represents at least a majority of the total number of Shares outstanding at the Expiration Time (determined on a fully diluted basis). The Offer is also subject to the satisfaction of other conditions, including (i) the expiration or termination of the applicable waiting period under the HSR Act; (ii) the expiration or termination of the applicable waiting period under certain foreign antitrust laws and the receipt of certain other foreign antitrust approvals required to complete the Offer; (iii) the accuracy of all of the representations and warranties of Biosite set forth in the Merger Agreement, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Biosite; (iv) the performance in all material respects of the covenants of Biosite contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer; and (v) since the date of the Merger Agreement, the absence of any event or development that, individually or in the aggregate has had or would reasonably be likely to have a material adverse effect on Biosite.

Subject to the terms of the Merger Agreement, the Purchaser may, at any time and from time to time before the Expiration Time, make changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Biosite, the Purchaser may not:

•	change or waive the Minimum Condition;

•	decrease the number of Shares sought to be purchased by Purchaser in the Offer;

•	reduce the Offer Price;

•	extend or otherwise change the Expiration Time other than as required or permitted by the Merger Agreement;

•	change the form of consideration payable in the Offer; or

•	amend, modify or supplement any of the terms of the Offer or conditions to the Offer (which are described in Section 14 — “Conditions of the Offer”) in a manner that adversely affects, or would reasonably be expected to adversely affect the Biosite stockholders.

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Offer Price will be adjusted appropriately to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to the Shares occurring prior to the Expiration Time. If the Offer Price is adjusted under this provision of the Merger Agreement, the Purchaser will amend the Offer to reflect the adjusted Offer Price by giving oral or written notice of such amendment to the Depositary and will extend the Expiration Time for such period, if any, required by applicable law or the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC, which, in the case of an extension, is to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time of the Offer, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, the Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release via PR Newswire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. The Purchaser understands the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in the percentage of securities sought, generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled Expiration Time equals or exceeds the minimum extension period that would be required because of such amendment.

Biosite has agreed to provide the Purchaser with Biosite’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1 — “Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares tendered before the Expiration Time and not validly withdrawn in accordance with Section 4 — “Withdrawal Rights.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1 — “Terms of the Offer.” For a description of the Purchaser’s rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1 — “Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder. In the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (defined below), according to the procedures set forth in Section 3— “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the Expiration Time or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4— “Withdrawal Rights.” See Section 15— “Certain Legal Matters.”

3.	Procedure for Tendering Shares

Tender Procedures.  A stockholder must follow one of the following procedures to tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Time (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “— Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Time (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “— Guaranteed Delivery” before the Expiration Time.

By tendering Shares in accordance with these procedures, a tendering stockholder will also tender the preferred stock purchase rights associated with the Shares without any further action on the part of the tendering stockholder. If the preferred stock purchase rights were distributed to Biosite’s stockholders as a result of a triggering event, a tender of Shares would need to be accompanied by a simultaneous tender of the preferred stock purchase rights. Biosite has advised us that it has taken the action necessary to ensure that the Offer and the Merger do not constitute a triggering event.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary has agreed to take steps to establish and maintain an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed copy thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “— Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s

Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Time, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Time; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed copy thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Select Market.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements.  Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	a properly completed and duly executed Letter of Transmittal (or a copy thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy.  By executing the Letter of Transmittal (or a copy thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Biosite’s certificate of incorporation and bylaws, any other annual, special, adjourned or postponed meeting of Biosite’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Biosite stockholders.

Options.  The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this section of the Offer to Purchase.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or copy thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Inverness, the Depositary, the Information Agent, the Dealer Manager, Biosite or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding.  To avoid backup withholding of United States federal income tax on payments made in the Offer, each tendering United States holder should complete and return the Substitute Form W-9 included in the Letter of Transmittal. Tendering non-United States holders should complete and submit Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “United States holder” and “non-United States holder” and a more detailed discussion of backup withholding, see Section 5 — “Material United States Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement.  The Purchaser’s acceptance for payment of Shares tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be validly withdrawn according to the procedures set forth below at any time before the Expiration Time and, unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after July 27, 2007.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares withdrawn will no longer be considered tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3 — “Procedure for Tendering Shares” at any time before the Expiration Time.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Inverness, the Depositary, the Information Agent, the Dealer Manager, Biosite or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Material United States Federal Income Tax Consequences

The following is a summary of the expected material United States federal income tax consequences to United States holders (as defined below) of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended, (the “Code”), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary assumes that Shares are held as capital assets. This discussion is for general information purposes only and does not address all of the tax consequences that may be relevant to particular holders in light of their personal circumstances, or to other types of holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	broker-dealers;

•	traders;

•	expatriates;

•	tax-exempt organizations;

•	persons who are subject alternative minimum tax;

•	persons who hold their Shares as a position in a “straddle” or as part of a “hedging,” “conversion” or other risk reduction transaction;

•	persons deemed to sell their Shares under the constructive sale provisions of the Code;

•	persons holding the Shares through partnerships, S corporations or other flow-through entities;

•	United States holders that have a functional currency other than the United States dollar; or

•	persons who acquired their Shares upon the exercise of stock options or otherwise as compensation.

In addition, this discussion does not address any state, local or foreign tax consequences of the Offer or the Merger, and this summary does not address the tax consequences to holders of Shares who perfect their appraisal rights under Delaware law.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a United States holder is any beneficial owner of Shares who is treated for United States federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (a) the administration over which a United States court can exercise primary supervision and all of the substantial decisions of which one or more United States persons have the authority to control and (b) certain other trusts considered United States Holders for federal income tax purposes.

For purposes of this description of material United States federal income tax consequences, a non-United States holder is any beneficial owner of Shares who is neither a United States holder for United States federal income tax purposes nor a partnership, S corporation or other flow-through entity.

United States Holders

Effect of the Offer and the Merger.  The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a maximum rate of 15%. Capital gains of corporate taxpayers are generally taxable at the regular tax rates applicable to corporations. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding.  Payments made to United States holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, United States holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a United States person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. United States holders may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-United States Holders

Effect of the Offer and the Merger.  A non-United States holder generally will not be subject to United States federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•	Biosite is or has been a United States real property holding corporation, (“USRPHC”), for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-United States holder held Shares.

Gains described in the first bullet point above generally will be subject to United States federal income tax at a flat 30% rate, but may be offset by United States source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to United States federal income tax on a net income basis in the same manner as if the non-United States holder were a resident of the United States. Non-United States holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non- United States holders are urged to consult any applicable tax treaties that may provide for different rules.

With respect to the third bullet above, in general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Biosite believes that it has never been, and is not likely to become a USRPHC for United States federal income tax purposes. There can be no assurance, however, that Biosite does not constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event Biosite constitutes a USRPHC, the Shares will be treated as United States real property interests only with respect to a non-United States Holder that owns (actually or constructively) more than five percent of the Shares. Non-United States Holders owning (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding.  Payments made to non-United States holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-United States holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-United States status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-United States holders may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.  Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “BSTE.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ

Global Select Market or, prior to the effectiveness of the NASDAQ Global Select Market, the NASDAQ National Market, based on published financial sources.

	High	Low

Fiscal Year Ended December 31, 2005
First Quarter	$64.09	$51.76
Second Quarter	$67.50	$50.65
Third Quarter	$61.98	$51.84
Fourth Quarter	$68.88	$52.53
Fiscal Year Ended December 31, 2006
First Quarter	$57.16	$46.65
Second Quarter	$58.18	$41.80
Third Quarter	$48.35	$38.08
Fourth Quarter	$50.25	$44.54
Fiscal Year Ending December 31, 2007
First Quarter	$84.45	$48.75
Second Quarter	$94.93	$84.10

On May 16, 2007, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price for the Shares reported on the NASDAQ Global Select Market was $91.74 per Share. On May 25, 2007, the last full trading day before the commencement of the Offer, the opening price for the Shares reported on the NASDAQ Global Select Market was $91.75 per Share.

The Purchaser has been advised that Biosite has never declared or paid a cash dividend with respect to the Shares. The Merger Agreement provides that, without Inverness’s written consent, from May 17, 2007 until the earlier to occur of the termination of the Merger Agreement or the appointment or election of a number of Purchaser’s designees to Biosite’s board of directors that constitute a majority of the board, Biosite may not declare, set aside or pay any dividend in cash, stock or property with respect to its capital stock. Biosite is not expected to declare or pay cash dividends after completion of the Offer.

7.	Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares.  The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public.

NASDAQ Listing and Controlled Company Status.  Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Select Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Select Market if, among other things, there were at least 400 round lot holders, the minimum bid price for the Shares was at least $1 per share and either:

•	there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Inverness upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and stockholders’ equity was at least $10 million; or

•	there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Inverness upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were each at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on the NASDAQ Global Select Market could be discontinued. In this event, the market for the Shares would likely be adversely affected.

If the NASDAQ Global Select Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, Biosite will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ Marketplace Rules, which means that Biosite would be exempt from the requirement that Biosite’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Biosite’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Biosite’s board of directors. Biosite has agreed to elect “controlled company” status following completion of the Offer.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Biosite to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Biosite subject to registration, would substantially reduce the information required to be furnished by Biosite to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Biosite, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Biosite and persons holding “restricted securities” of Biosite to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. The Purchaser expects Biosite will apply for termination of registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Biosite

Biosite Incorporated.  Biosite is a Delaware corporation with its principal executive offices at 9975 Summers Ridge Road, San Diego, California 92121. The telephone number of Biosite at such office is (858) 805-2000. According to its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2006, Biosite is a global medical diagnostic company utilizing a biotechnology approach to create products for the diagnosis of critical diseases and conditions. Its primary business goal is to leverage its research and development advances and its installed base of existing customers to deliver first-in-class blood tests that provide diagnostic information not readily available to physicians treating acute diseases and conditions. To do this, Biosite focuses on validating, and patenting when possible, novel protein biomarkers and panels of biomarkers, manufacturing complex products at appreciable profit margins, conducting strategic clinical studies intended to validate its products’ diagnostic utilities and demonstrate favorable outcomes, and educating healthcare providers on the benefits of Biosite’s diagnostic tests.

Biosite markets immunoassay diagnostics in the areas of cardiovascular disease, drug screening and infectious diseases. Its principal products are the Triage BNP Tests, which measure B-type natriuretic peptide, a hormone present at elevated levels in patients with heart failure, and other Triage cardiovascular products, which includes several multimarker panels intended to aid in the diagnosis of various cardiovascular conditions.

Available Information.  Biosite is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Biosite’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Biosite’s securities and any material interests of such persons in transactions with Biosite is required to be disclosed in proxy statements distributed to Biosite’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the Branch of Public Reference at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Biosite that have been filed via the EDGAR system.

None of Inverness, the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Biosite provided by Biosite or contained in the periodic reports, documents and records referred to herein or for any failure by Biosite to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

Biosite Purchases of its Equity Securities

The following information was provided by Biosite in its Form 10-K for its fiscal year ended December 31, 2005, its Form 10-Q for the quarterly period ended March 31, 2006 and its Form 10-K, as amended, for the fiscal year ended December 31, 2006. The Purchaser does not take any responsibility for the accuracy or completeness of information regarding Biosite’s purchases of its equity securities. Biosite has made purchases of its equity securities during the past two years only during its first and fourth fiscal quarters of 2006, as reflected in the following tables:

Repurchases of Biosite Common Stock during the quarter ended March 31, 2006

				Maximum Number (or
			Total Number of	Approximate Dollar
			Shares Purchased as	Value) of Shares That
			Part of Publicly	May Yet Be Purchased
	Total Number of	Average Price Paid	Announced Plan or	Under the Plans or
	Shares Purchased	Per Share(1)	Programs(2)	Programs(2)(3)

January 1 through 31	—	—	—	—
February 1 through 28	173,386	$52.31	173,386	$20,930,045
March 1 through 31	402,513	$52.00	402,513	—
Total	575,899		575,899

(1)	Inclusive of commissions and costs.

(2)	In February 2006, Biosite announced a program to repurchase up to $30 million of its Shares. Repurchases under the program were made using Biosite’s own cash reserves. During the quarter ended March 31, 2006, Biosite repurchased an aggregate of 575,899 Shares at a total cost of approximately $30 million, including commissions.

(3)	Excludes Biosite’s $50 million repurchase program announced in April 2006 and described below.

Repurchases of Biosite Common Stock during the quarter ended December 31, 2006

				Maximum Number (or
			Total Number of	Approximate Dollar
			Shares Purchased as	Value) of Shares That
			Part of Publicly	May Yet Be Purchased
	Total Number of	Average Price Paid	Announced Plan or	Under the Plans or
	Shares Purchased(1)	Per Share(2)(3)	Programs(1)	Programs(1)

October 1 through 31	1,321,3	$52.51	1,321,353	—
November 1 through 30	—	—	—	—
December 1 through 31	582,97	$52.51	582,971	—

Total	1,904,324		1,904,324

(1)	In April 2006, Biosite announced a program under which it would repurchase up to an additional $50 million of its Shares over the following 12 months. The timing of repurchases and the exact number of Shares to be repurchased would depend on prevailing market conditions, Biosite’s available cash resources and other factors. Repurchases under the program would be made using Biosite’s own cash reserves and would be made in the open market, in privately negotiated transactions, or through the use of derivative securities or similar arrangements. In the fourth quarter of 2006, Biosite paid Goldman Sachs & Co. (“Goldman Sachs”) $100.0 million and received a substantial majority of the Shares to be delivered under an accelerated stock repurchase agreement. The agreement included collar provisions that established the minimum and maximum numbers of shares to be repurchased. The specific number of Shares to be repurchased was generally based on the volume-weighted average share price of the Shares during the six- to nine-month term of the accelerated stock repurchase agreement, subject to collar limits. During the quarter ended December 31, 2006, Biosite repurchased an aggregate of 1,904,324 Shares at a total cost of approximately $100.0 million, including commissions. This represents the minimum number of Shares that Biosite would repurchase under the accelerated stock repurchase agreement. Repurchases under the program were made using Biosite’s own cash reserves.

(2)	Inclusive of commissions and costs.

(3)	The average price per Share reflects the maximum price under Biosite’s accelerated stock repurchase agreement.

Financial Analysis and Forecasts of Biosite Management

Prior to entering into the Merger Agreement, representatives of Inverness and the Purchaser conducted a due diligence review of Biosite. In connection with this review, in March 2007, Biosite provided Inverness and the Purchaser certain preliminary projections of Biosite’s anticipated operating performance. Biosite advised Inverness and the Purchaser of certain assumptions, risks and limitations relating to these forecasts, as described below. These forecasts supplemented and provided greater detail than the financial forecasts of Biosite’s expected performance in 2007 that Biosite announced in a press release dated January 30, 2007. In that press release, Biosite indicated that it had established a 2007 total revenue target of $326 million and a 2007 GAAP diluted earnings per share target of $2.33.

Biosite provided Inverness and the Purchaser with certain “base case” internal financial analyses and forecasts for Biosite that had been prepared by Biosite’s management. Biosite has advised Inverness and Purchaser that:

•	the “base case” forecasts were arrived at using various assumptions regarding market growth, market share, average sales prices, distributor discounts, geographic scope and applicable tax rates;

•	revenue growth estimates were based on Biosite’s currently marketed products as well as its development-stage or pipeline products, with pipeline products weighted by their expected probability of success;

•	the “base case” forecasts incorporate various assumptions regarding the timing of commercial launch of pipeline products, product utilization rates, product pricing and market penetration, and price erosion, among other factors.

The “base case” forecasts consisted of the following (in millions, except for earnings per share (“EPS”) amounts; A-Actual; E-Estimated):

	2005A	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Total Revenues	$287.7	$308.5	$325.4	$358.9	$420.1	$507.2	$637.0	$782.9	$969.0	$1,191.0	$1,437.1
COGS*	(85.1)	(91.5)	(97.9)	(100.0)	(106.0)	(118.3)	(139.7)	(166.0)	(204.6)	(241.5)	(284.2)
Gross Profit on Product Sales*	$197.7	$211.7	$222.5	$253.0	$307.3	$380.4	$483.6	$595.0	$736.2	$914.9	$1,111.5
SG&A*	(76.7)	(85.1)	(90.4)	(98.7)	(114.7)	(134.4)	(165.6)	(203.5)	(251.9)	(309.7)	(373.6)
R&D*	(42.2)	(46.0)	(52.5)	(55.6)	(60.9)	(68.5)	(79.6)	(78.3)	(77.5)	(95.3)	(115.0)
Operating Profit*	$83.6	$85.9	$84.5	$104.6	$138.5	$186.0	$252.1	$335.0	$434.9	$544.5	$664.2
Interest/Other Income	2.7	4.2	2.2	5.1	7.6	11.7	16.8	21.2	25.7	29.1	31.8
Taxes*	(32.3)	(32.5)	(32.9)	(41.7)	(55.5)	(75.1)	(102.2)	(135.4)	(175.0)	(218.0)	(264.5)
Net Income*	$54.0	$57.6	$53.9	$68.0	$90.6	$122.6	$166.7	$220.9	$285.6	$355.7	$431.6
EPS*	$2.92	$3.21	$3.19	$3.93	$5.11	$6.74	$8.95	$11.57	$14.59	$17.73	$20.98

*	Amounts shown from 2006 to 2015 exclude stock-based compensation expense recognized under FAS 123R. Such measures are not in accordance with U.S. GAAP. Biosite management has informed Inverness that it believes that these measures provide meaningful supplemental information to both Biosite management and investors that is indicative of Biosite’s core operating results and facilitates comparison of operating results across reporting periods. Biosite management has informed Inverness that it has used these measures for evaluating its financial results as well as for internal resource management, planning and forecasting purposes. These measures should not be viewed in isolation from or as a substitute for Biosite’s financial results or projections, as applicable, in accordance with GAAP.

In addition to the “base case” forecasts, Biosite provided Inverness and the Purchaser with a set of “upside scenario” forecasts involving several adjustments to the “base case” assumptions, consisting primarily of higher probabilities of success for pipeline products, expedited regulatory approvals for pipeline products, lower price erosion levels and higher market share assumptions. Inverness and the Purchaser believed that the “base case” forecasts reflected the most reliable estimate of Biosite’s future financial performance. Neither Inverness nor the Purchaser based their analysis of Biosite on these “upside scenario” forecasts. The “upside scenario” forecasts were as follows (in millions, except for earnings per share (“EPS”) amounts; A-Actual; E-Estimated):

	2005A	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Total Revenues	$287.7	$308.5	$325.5	$383.7	$517.3	$784.5	$1,157.6	$1,606.3	$2,032.3	$2,506.5	$2,900.2
COGS*	(85.1)	(91.5)	(97.9)	(107.0)	(131.0)	(184.2)	(256.4)	(345.6)	(435.9)	(516.3)	(582.2)
Gross Profit on Product Sales*	$197.7	$211.7	$222.5	$270.8	$379.6	$591.9	$887.5	$1,238.9	$1,568.2	$1,955.6	$2,276.6
SG&A*	(76.7)	(85.1)	(90.5)	(105.5)	(141.2)	(207.9)	(301.0)	(417.6)	(528.4)	(651.7)	(754.0)
R&D*	(42.2)	(46.0)	(52.5)	(59.5)	(75.0)	(105.9)	(144.7)	(160.6)	(162.6)	(200.5)	(232.0)
Operating Profit*	$83.6	$85.9	$84.5	$111.7	$170.1	$286.6	$455.6	$682.4	$905.4	$1,138.0	$1,331.9
Interest/Other Income	2.7	4.2	2.2	5.1	7.6	11.7	16.8	21.2	25.7	29.1	31.8
Taxes*	(32.3)	(32.5)	(32.9)	(44.4)	(67.5)	(113.3)	(179.5)	(267.4)	(353.8)	(443.5)	(518.2)
Net Income*	$54.0	$57.6	$53.9	$72.4	$110.2	$184.9	$292.8	$436.3	$577.3	$723.6	$845.5
EPS*	$2.92	$3.21	$3.19	$4.19	$6.21	$10.17	$15.72	$22.84	$29.49	$36.07	$41.11

*	See discussion and reconciliation of non-GAAP financial measures in the comment to the table above. Stock-based compensation expense recognized under FAS 123R in the “upside scenario” is the same as in the “base case scenario”.

Cautionary Information Relating to Forecasts

Biosite has advised Inverness and the Purchaser that the forecasts were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the forecasts do not necessarily reflect Biosite’s actual performance, nor do they reflect changes in Biosite’s business or changes in the economy in general resulting from events which have occurred since the forecasts were prepared. The forecasts do not purport to present operations in accordance with GAAP, and Biosite’s independent auditors have not examined, compiled or otherwise applied procedures to the forecasts and accordingly assume no responsibility for them. Biosite has advised Inverness and the Purchaser that its internal financial forecasts (upon which the forecasts provided to Inverness and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments.

The forecasts are based upon numerous assumptions made by Biosite management, including Biosite’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond Biosite’s control and none of which were subject to approval by Inverness or the Purchaser. These forecasts do not give effect to the Offer or the Merger, or any alterations that Biosite’s management or board of directors may make to Biosite’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the forecasts will prove accurate or that any of the forecasts will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the forecasts due to numerous risks and uncertainties, including, but not limited to:

•	Biosite’s ability to obtain regulatory approvals and complete clinical and pre-market activities needed to launch new products and obtain market acceptance of any new products;

•	the impact of competition from companies with greater capital and resources and the effects of consolidation of major competitors in the market for immunoassay testing;

•	Biosite’s ability to obtain and enforce intellectual property rights in order to launch new products as anticipated;

•	Biosite’s ability to make significant expenditures and financial commitments to expand its commercial operations outside the United States;

•	Biosite’s ability to recruit and retain key employees as a result of these other risks and uncertainties; and

•	other risks and uncertainties described in reports filed by Biosite with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in Biosite’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2006.

All forecasts are forward-looking statements.

The inclusion of the forecasts in this Offer to Purchase should not be regarded as an indication that any of Inverness, the Purchaser, Biosite or their respective affiliates or representatives considered or consider the forecasts to be a reliable prediction of future events, and the forecasts should not be relied upon as such. None of Inverness, the Purchaser, Biosite or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Biosite compared to the information contained in the forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date such forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error.

9.	Certain Information Concerning Inverness and the Purchaser

Inca Acquisition

Inca Acquisition, or Purchaser, is a Delaware corporation with principal executive offices at 51 Sawyer Road, Suite 200, Waltham, MA 02453. The telephone number of Inca Acquisition’s executive offices is (781) 647-3900. Inca Acquisition, a wholly-owned subsidiary of Inverness, was recently formed at the direction of Inverness for the purpose of effecting the Offer and the Merger. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger.

Inverness

Inverness is a Delaware corporation with principal executive offices at 51 Sawyer Road, Suite 200, Waltham, MA 02453. The telephone number of Inverness’ executive offices is (781) 647-3900. Inverness is a leading global developer, manufacturer and marketer of in vitro diagnostic products for the over-the-counter pregnancy and fertility/ovulation test market and the professional rapid diagnostic test markets.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Inverness are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Inverness, the Purchaser, nor any of the persons listed in Schedule I nor any associate or other majority-owned subsidiary of Inverness or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Biosite and (ii) neither Inverness, the Purchaser nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Biosite during the past 60 days.

Except as set forth in this Offer to Purchase, none of Inverness, the Purchaser or any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Biosite or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Inverness or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Biosite or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Inverness, the Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Inverness, the Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Inverness and the Purchaser beneficially own 750,000 shares of Biosite common stock, representing approximately 4.9% of the total outstanding shares, as of May 17, 2007.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Inverness and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Inverness is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Inverness’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Inverness’s securities and any material interests of such persons in transactions with Inverness is required to be disclosed in proxy statements distributed to Inverness’s stockholders and filed with the SEC. Such reports, proxy statements and other information filed by Inverness and the Purchaser with the SEC, as well as the Schedule TO and the exhibits thereto, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the Branch of Public Reference at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Inverness that have been filed via the EDGAR system, including the Schedule TO and exhibits thereto.

10.	Source and Amount of Funds

Source and Amount of Funds

The following summary of certain provisions of the commitment letters dated May 14, 2007 is qualified in its entirety by reference to the commitment letters themselves, which the Purchaser has filed as exhibits to the Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read each commitment letter in its entirety for a more complete description of the provisions summarized below.

The Purchaser believes the financial condition of the Purchaser and Inverness is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares and (iii) there is no financing condition applicable to completion of the Offer.

Inverness and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $1.64 billion plus any related transaction fees and expenses. The Purchaser will acquire these funds from Inverness. Inverness entered into two commitment letters on May 14, 2007 (together, the “Commitment Letters”) to provide $1.75 billion of financing for the Offer and the Merger, subject to reduction as explained below. Under the first commitment letter (the “Senior Loan Commitment”), General Electric Capital Corporation and UBS Loan Finance LLC committed to provide financing not in excess of $1.3 billion in the form of a senior secured credit facility consisting of a $1.15 billion term loan, subject to reduction to $850 million if the joint venture with Proctor & Gamble is consummated on or prior to the Closing (the “Senior Term Loan”) and a $150 million revolving credit facility (the “Senior Revolving Facility”). Since the joint venture with Proctor & Gamble was consummated on May 17, 2007, the amount of the Senior Term Loan was reduced to $850 million. Under the second commitment letter, UBS Loan Finance LLC and General Electric Capital Corporation committed to provide $450 million of financing in the form of a senior subordinated unsecured credit facility (the “Bridge Facility” and “Bridge Facility Commitment”) intended to bridge the issuance by Inverness of $450 million of unsecured senior subordinated notes, and subject to reduction by the principal amount of any funds acquired through the issuance of any such notes prior to the Closing (the “Senior Subordinated Notes”). On May 14, 2007, Inverness raised $150 million through the private sale of 3% senior subordinated convertible notes due 2016 (the “Senior Subordinated Convertible Notes”) , reducing the amount of Bridge Facility commitment to $300 million.

Amounts drawn under the Senior Term Loan and the Senior Revolving Facility to fund the Closing are expected to bear interest on the Closing Date and for thirty (30) days thereafter at a floating rate equal to the Index Rate plus 1.25%, where the Index Rate will equal the higher of the prime rate as reported by The Wall Street Journal or the overnight Federal funds rate plus 0.50%. Thereafter, at Inverness’ option, all these loans will bear interest at either (a) a floating rate equal to the Index Rate plus 1.25% or (b) absent a default, a fixed rate for periods of one, two or three months equal to the reserve adjusted London Interbank Offered Rate (“LIBOR”) plus 2.25%. Amounts drawn under the Bridge Facility to fund the Closing will accrue interest at a rate per annum equal to (as determined on the Closing Date and each three-month period thereafter) three-month LIBOR plus 4.75%, subject to increases if the loans under the Bridge Facility are not repaid in full within six months following the Closing.

The availability of the loan facilities provided for under Commitment Letters is subject to certain material conditions, including:

•	the acceptance for purchase of a number of Shares in the Offer that satisfies the Minimum Condition;

•	the absence of any events that have a material adverse effect on Biosite;

• the material accuracy of certain representations made by Inverness to the lenders under the Commitment Letters;

•	the Merger Agreement shall not be materially changed and no condition in the Merger Agreement waived without the prior written consent of the lenders adversely affected thereby;

•	After giving effect to the Merger, Inverness and Biosite and their respective subsidiaries shall have no outstanding indebtedness or preferred stock other than (i) the Senior Term Loan and other loans provided pursuant to the Senior Revolving Facility and the Bridge Facility, (ii) up to $150 million of Senior Subordinated Notes, (iii) preferred stock outstanding on May 14, 2007 or any right, warrant or other agreement to issue preferred stock outstanding under agreements in effect as of May 14, 2007, (iv) certain purchase money indebtedness and capital leases, (v) the Senior Subordinated Convertible Notes, and (vi) other limited indebtedness; and

•	certain other conditions generally consistent with the conditions to completion of the Offer and completion of the Merger that are contained in the Merger Agreement.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions

Background of the Offer

As part of the continuous evaluation of its businesses and plans, Inverness regularly considers a variety of transactions to enhance its business. In recent years, as part of this process, Inverness has evaluated various alternatives for expanding its business, including acquisitions of companies, assets and businesses, and formations of joint ventures and strategic collaborations in order to expand its rapid medical diagnostics business. Inverness has completed a number of the acquisitions that it has considered and has expanded its business to become a leading rapid diagnostics company serving the needs of healthcare professionals and consumers worldwide.

As part of Inverness’ effort to offer more diverse products to healthcare professionals and consumers, Inverness evaluated Biosite’s publicly available information. After evaluating this information, Inverness determined that Biosite’s business would complement Inverness’ business and further broaden Inverness’ product offerings. Following this determination, on May 17, 2006, Chairman, President and CEO of Inverness, Mr. Ron Zwanziger, called Mr. Kim Blickenstaff, Biosite’s Chairman and CEO, to express interest in a possible combination of Inverness and Biosite. Mr. Blickenstaff indicated that Biosite would likely have greater interest in a collaborative arrangement than in a business combination with Inverness. Mr. Blickenstaff and Mr. Zwanziger agreed to meet on June 1, 2006 to discuss these matters further. On June 1, 2006, Mr. Zwanziger met with Mr. Blickenstaff and Mr. Christopher Hibberd, Biosite’s Senior Vice President of Corporate Development, to discuss a possible business combination of the two companies. Mr. Blickenstaff indicated that Biosite would likely not be interested in the transaction outlined by Inverness, and again expressed interest in a possible collaborative arrangement with Inverness. Mr. Zwanziger indicated that Inverness would not be interested in such a collaborative arrangement. Following this meeting, Inverness’ management determined that Inverness should further explore a business combination with Biosite. On June 5, 2006, Mr. Zwanziger sent a letter to Biosite’s Chief Executive Officer stating Inverness’ interest in acquiring Biosite and proposing a purchase at $60.00 per share payable either entirely in cash or 50% in cash and 50% in stock, with the stock component being at a fixed exchange ratio based on a trailing average stock price of Inverness for the ten trading days prior to the signing of an acquisition agreement. Inverness also indicated that it would be interested in a stock-for-stock merger, but at a lower premium to Biosite’s stock than the premium implied by the proposal of $60 per share. Following Biosite’s receipt of this letter, Mr. Zwanziger endeavored to engage in discussions with Mr. Blickenstaff. Mr. Blickenstaff spoke with Mr. Zwanziger on July 5, 2006. At this point, Mr. Blickenstaff informed Mr. Zwanziger that Biosite’s board of directors had reviewed Inverness’ June 5, 2006 proposal and had no interest in pursuing such a proposal. Mr. Zwanziger indicated that he would call Mr. Blickenstaff back after further considering Biosite’s response.

Notwithstanding Biosite’s board of directors’ determination with respect to Inverness’ proposal, Inverness remained committed to a potential transaction with Biosite. Accordingly, on August 3, 2006, Mr. Zwanziger delivered a letter to Biosite’s board of directors reiterating Inverness’ interest in acquiring Biosite for $60 per share, payable in cash. On August 7, 2006, Mr. Blickenstaff called and sent a letter to Mr. Zwanziger and indicated that Biosite’s board of directors had determined that it would not be in the best interests of Biosite’s stockholders to pursue a transaction with Inverness on the terms outlined in Inverness’ letter.

On September 7, 2006, Mr. Blickenstaff, along with a representative from Goldman Sachs, Biosite’s financial advisors, met with Mr. Zwanziger, David Scott, Inverness’ Chief Scientific Officer and Covington Associates LLC, financial advisor to Inverness in Boston to discuss Inverness’ proposal to pursue a possible business combination of Biosite and Inverness. Mr. Blickenstaff indicated that Biosite was not interested in pursuing Inverness’ proposal at that time and informed Inverness that Biosite had engaged in discussions with other parties. Mr. Blickenstaff also indicated that Biosite had concern that Inverness might not be able to finance an all cash transaction to acquire Biosite, and that Inverness’ June 2006 proposal did not reflect Biosite’s full value. Communications with respect to a business combination between Inverness and Biosite ceased at this time, and Inverness thereafter directed its attention to other business opportunities, as well as a number of other strategic transactions.

As Inverness reviewed its strategic growth options, Inverness revisited a potential business combination with Biosite and determined that Inverness was still interested in acquiring Biosite. Accordingly, on February 20, 2007, Mr. Zwanziger sent a letter to Mr. Blickenstaff proposing to acquire Biosite for $75.00 per share in cash and requesting a response from Biosite by 5:00 p.m. (Eastern Standard Time) on February 26, 2007. In response, on February 21, 2007, Mr. Blickenstaff sent a letter to Mr. Zwanziger indicating that Biosite was considering the proposal. On February 26, 2007, Mr. Blickenstaff sent a follow-up letter to Mr. Zwanziger requesting additional time for Biosite to consider Inverness’ proposal. On February 26, 2007, UBS Securities LLC, Inverness’ financial advisor, also received a call from Goldman Sachs in which a representative of Goldman Sachs indicated that Biosite was evaluating Inverness’ proposal and would respond to such proposal by the end of the week. Inverness, recognizing the complexity of the situation, permitted Biosite’s board of directors to take the additional time necessary to consider Inverness’ $75.00 per share offer. Accordingly, Inverness did not deliver any additional correspondence to Biosite’s board of directors regarding its proposal or publicly disclose its proposal as it had planned to do if Biosite’s board of directors had refused to consider Inverness’ proposal.

On Friday, March 2, 2007, Goldman Sachs contacted UBS to discuss Inverness’ proposal and indicated that Biosite’s board of directors had considered Inverness’ proposal and determined that $75.00 per share did not represent the full value for Biosite’s stock, even as an independent, stand-alone company. Goldman Sachs also indicated that Biosite would be willing to provide certain additional information to Inverness that Biosite believed would support an increase in Inverness’ proposed purchase price per share, but that such information would only be provided if Inverness agreed to sign a confidentiality and standstill agreement pursuant to which Inverness would not, unless otherwise permitted under such agreement, disclose or use Biosite’s confidential or take any public actions with respect to its proposal or any acquisition, or attempt to gain control of Biosite for a period of 120 days. Biosite’s outside counsel prepared such an agreement which was delivered to Inverness on Friday evening, March 2, 2007.

At that time, Inverness did not have any concerns about entering into a confidentiality agreement with Biosite, although Inverness had significant reservations about entering into a standstill agreement. Over the course of the March 3-4, 2007 weekend, Inverness considered various matters with respect to the confidentiality and standstill agreement and ultimately concluded that Inverness would agree to a confidentiality agreement with a limited standstill provision provided that Biosite agreed to provide certain additional information to Inverness.

During the course of the next several days, Inverness and Biosite engaged in communications regarding the length of the standstill and the scope of the information and access to be provided to Inverness. On March 8, 2007, representatives of Inverness and representatives of Biosite, together with their respective counsel and financial advisors, engaged in a discussion regarding the information that Inverness insisted on seeing in order to agree to a standstill.

The list of information that Biosite was willing to provide to Inverness at this stage of the process was agreed upon. Accordingly, on March 9, 2007, Inverness entered into a confidentiality and 30-day standstill agreement with Biosite. Biosite then provided certain confidential information about Biosite to Inverness and the parties scheduled a Biosite management presentation the following week.

On March 13, 2007, Mr. David Teitel, Inverness’ Chief Financial Officer and representatives Inverness’ financing sources visited Biosite’s San Diego offices. In addition, several Inverness personnel, Inverness’ financing sources and their respective advisors met with representatives of Biosite in San Diego. Kenneth Buechler, Robert Anacone, Christopher Hibberd, Christopher Twomey, and David Berger of Biosite, as well as other Biosite personnel, provided the Inverness personnel and its financing sources and advisors with a management presentation for purposes of Inverness’ due diligence. Following this meeting and during the week of March 19, 2007, representatives of Inverness and representatives of Biosite had several telephone conversations during which Inverness conducted further due diligence regarding Biosite’s business, product pipeline and operations.

On March 22, 2007, Messrs. Buechler, Anacone, Hibberd and Twomey and Mr. Paul McPherson of Biosite met with Michael Bresson, Dave Scott, Jerry McAleer, John Bridgen, members of Inverness’ senior management, to discuss, among other things, the potential research and development benefits of a possible acquisition of Biosite by Inverness. Inverness’ CEO, Ron Zwanziger, also made plans to travel to San Diego for a further meeting with Biosite’s senior management on March 27, 2007. On Friday, March 23, 2007, in accordance with Inverness’ directives, Inverness’ financial advisor contacted Biosite’s financial advisor to reiterate Inverness’ interest in acquiring Biosite for $75 per outstanding share of Biosite common stock as previously provided to Biosite and to confirm a meeting scheduled for Tuesday, March 27, 2007 between Mr. Zwanziger and Mr. Blickenstaff. After this call, no further conversations between Biosite and Inverness or its representatives occurred that weekend.

On March 25, 2007, Beckman Coulter, Inc and Biosite issued a joint press release announcing that they had signed an Agreement and Plan of Merger (the “Beckman Merger Agreement”) whereby Beckman Coulter would acquire Biosite through a tender offer at $85.00 per share in cash.

On April 2, 2007, Beckman Coulter’s acquisition subsidiary commenced the tender offer to acquire all of the outstanding shares of Biosite for $85.00 per share in cash.

On April 4, 2007, Inverness delivered a letter, together with commitment letters from its lenders, to Biosite indicating that Inverness was prepared to offer to acquire all of Biosite’s outstanding common stock, other than the shares of Biosite common stock Inverness already owned at that time, in a cash merger transaction at a purchase price of $90.00 per share. Inverness’ letter further indicated that Inverness and its proposed financing sources would require additional due diligence of a confirmatory nature which could be completed during a period of two full days, and that Inverness was prepared to deliver a draft cash merger agreement, which, Inverness indicated, would contain substantially similar business terms to the Beckman Merger Agreement, promptly following the proposed due diligence.

On April 5, 2007, Biosite issued a press release announcing its receipt of Inverness’ letter. Beckman Coulter also issued a press release commenting on Inverness’ letter to Biosite.

Prior to April 10, 2007, neither Biosite nor its representatives contacted Inverness or its representatives following these announcements. On April 9, 2007, Inverness issued a press release stating that Biosite failed to respond to Inverness’ proposal to acquire Biosite pursuant to the April 4, 2007 letter.

On April 10, 2007, Biosite issued a press release announcing that the Biosite board of directors, after consultation with its financial and legal advisors, determined that the acquisition proposal set forth in the letter received from Inverness on April 4, 2007 was reasonably likely to lead to a superior proposal as defined in the Beckman Merger Agreement. Based in part on this determination, Biosite’s board of directors authorized Biosite to engage and participate in discussions and negotiations with Inverness. Biosite also announced that, in connection with those discussions and negotiations, Biosite may provide non-public information to Inverness pursuant to an appropriate confidentiality agreement with Inverness. Pursuant to the Beckman Merger Agreement, Biosite was obligated to provide Beckman Coulter with at least 48 hours notice prior to initially engaging in discussions or negotiations with or initially furnishing non-public information in response or with respect to any third party acquisition proposal. On April 10, 2007, Beckman Coulter waived this 48-hour requirement. Biosite’s advisors thereafter contacted Inverness’ advisors to begin communicating regarding Inverness’ acquisition proposal and due diligence requirements.

On April 10, 2007, representatives from Biosite, Inverness and their respective counsel engaged in a discussion regarding the due diligence items that Inverness and its lenders intended to request access to as part of the due diligence referred to in Inverness’ acquisition proposal, with Biosite indicating which items and information it intended to provide to Inverness. After the initial conversation, Biosite’s counsel, Cooley Godward Kronish LLP, contacted Goodwin Procter to inform Inverness and its advisors that a physical data room would be made available at Biosite’s San Diego headquarters for two business days beginning on Thursday April 12, 2007.

On April 11, 2007, Inverness’ counsel, Goodwin Procter LLP, delivered a list of due diligence items that Inverness and its lenders requested access to. Also on April 11, 2007, Inverness executed a confidentiality agreement with Biosite, as required under the Beckman Merger Agreement.

On April 12, 2007, Inverness, through its counsel, submitted a draft agreement and plan of merger to Biosite, through its counsel. The draft agreement and plan of merger was accompanied by an explanatory memorandum that specified that Inverness expected that the other ancillary agreements entered into by Beckman and Biosite or certain other persons at or about the time of entering into the Beckman Merger Agreement would also be entered into with Inverness.

On April 12 and April 13, 2007, Inverness personnel and Inverness’ financing sources and their respective counsel conducted due diligence on site at Biosite’s headquarters in San Diego. In addition, during the two weeks following April 10, 2007, Biosite’s and Inverness’ advisors engaged in discussions and negotiations. During these discussions and negotiations, Biosite’s advisors indicated on multiple occasions Biosite’s board of directors’ strong preference for a two-step tender offer structure, which would take a shorter period of time to deliver the consideration to Biosite’s shareholders that elected to tender in the tender offer than would a one-step merger structure contemplated by the Inverness acquisition proposal. In response, Inverness’s advisors indicated that Inverness’ acquisition proposal was to acquire Biosite in a one-step cash merger transaction and that the merger agreement delivered to Biosite contemplated such a structure. Biosite’s counsel also conveyed various concerns that Biosite’s board of directors had with Inverness’ proposed merger agreement and financing commitment letters. During this period, Inverness also worked with its lenders and their counsel to address the concerns of Biosite’s board of directors. As a result of the nature of Inverness’ acquisition proposal during Beckman Coulter’s pending tender offer, there were no direct negotiations between senior management of Inverness and senior management of Biosite at any point regarding the terms of Inverness’ proposed acquisition and instead all such negotiations and discussions were carried on through each party’s respective advisors.

On April 17, 2007, Inverness submitted revised commitment letters from its financing sources to Biosite. Thereafter, on April 18, 2007, Biosite issued a press release announcing that Inverness provided Biosite with copies of revised commitment letters from Inverness’ proposed financing sources in connection with the previously announced acquisition proposal made by Inverness to acquire all of Biosite’s outstanding shares of Common Stock, other than Biosite shares already owned by Inverness, for $90.00 per share in a cash merger transaction. Inverness’ counsel and Biosite’s counsel also continued to discuss changes in Inverness’ proposed merger agreement to address Biosite’s concerns.

On April 19, 2007, Inverness, through its counsel, delivered a revised agreement and plan of merger to Biosite, through its counsel. The changes made in the revised merger agreement included changes to more closely align the conditions contained in the Inverness merger agreement with the conditions set forth in the Beckman Merger Agreement, as well as provisions addressing the termination fee that Biosite would be required to pay in the event it terminated the Beckman Merger Agreement and Inverness’ reimbursement of Biosite if Biosite paid the termination fee to Beckman Coulter. The revised merger agreement also included additional language with respect to Inverness’ financing commitment letters, which language was intended to provide Biosite with information regarding Inverness’ financing process.

On April 20, 2007, representatives of Inverness and representatives of Biosite, together with their respective counsel, had a discussion regarding the status of Inverness’ and its advisors’ due diligence review of Biosite. Representatives of Inverness and representatives of Inverness’ counsel informed Biosite’s representatives that certain issues remained open although work was continuing on these issues in an attempt to eliminate them or identify the open issue as precisely as possible. Counsel also discussed what the next steps might be for Inverness’ proposal in the event due diligence was complete and Inverness was prepared to submit a binding offer to purchase Biosite by way of a cash merger transaction. Inverness and its advisors continued work over the course of the April 21 and 22, 2007 weekend and identified a limited number of follow-up questions and potential additional agreement provisions that may be necessary to address these questions.

On Monday, April 23, 2007, Inverness and its advisors continued to refine the terms of a binding offer from Inverness. On the evening of April 23, 2007, Biosite’s counsel had a conference call with Mr. Teitel, Inverness’ Chief Financial Officer, and Inverness’ counsel to discuss Inverness’ commitment letters. Biosite’s counsel asked a number of questions regarding the commitment letters and requested a number of changes to the commitment letters. Following this call and during the day of April 24, 2007, Inverness, its potential financing sources and their respective counsel revised the commitment letters to respond to Biosite’s additional questions and requests for changes.

Following completion of its due diligence and the various negotiations among Biosite’s and Inverness’ respective advisors, Inverness concluded that it was prepared to make a binding offer to acquire Biosite in a one-step cash merger transaction. Inverness had been told that Biosite’s board of directors would be meeting during the day on April 25, 2007 to consider Inverness’ acquisition proposal and, if one was submitted, its binding offer to acquire Biosite. In the morning of April 25, 2007, Inverness submitted its binding offer to acquire Biosite in a one-step merger transaction pursuant to which Inverness would acquire 100% of Biosite’s outstanding shares, other than shares already owned by Inverness, for $90.00 per Share in cash. The offer letter, among other things, required Mr. Blickenstaff and his spouse to sign a support agreement with terms substantially similar to those contained in the tender and stockholder support agreement with Beckman referred to above. The offer letter also required Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs to sign assignment of inventions, non-disclosure and non-competition agreements with terms identical to those contained in the agreements entered into with Beckman Coulter. Following Biosite’s board of directors meeting, Biosite’s counsel contacted Inverness’ counsel to inform Inverness, through its counsel, that Biosite’s board of directors had considered Inverness’ binding offer and had been unable to conclude that such offer was a superior proposal (as defined in the Beckman Merger Agreement) because certain conditions to Inverness’ offer were unlikely to be satisfied. Biosite’s counsel informed Inverness, though its counsel, that Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs, each of whom had entered into assignment of inventions, non-disclosure and non-competition agreements with Beckman Coulter, declined, in their individual capacities, to enter into agreements with Inverness on the terms proposed by Inverness. In addition, Biosite’s counsel informed Inverness, though its counsel, that Mr. Blickenstaff, who had entered into a tender and stockholder support agreement with Beckman Coulter, declined, in his individual capacity, to enter into a similar agreement with Inverness. Following this discussion, Inverness elected to withdraw its request for a tender and stockholder support agreement from Mr. Blickenstaff as Inverness determined that Mr. Blickenstaff did not directly or indirectly own or control enough shares of Biosite in his individual capacity to cause Inverness’ proposed transaction to succeed or fail solely by virtue of his share ownership. In addition, Inverness , through its counsel, contacted the legal counsel representing Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs in their individual capacity to determine if an agreement could be reached between Inverness and Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs, in their individual capacity, that would provide Inverness with the various rights provided to Beckman Coulter in the assignment of inventions, non-disclosure and non-competition agreements entered into with Beckman Coulter. These conversations continued throughout the afternoon and into the evening, Eastern Daylight Time. In order to receive the benefits of these individual agreements, counsel for these three executives requested on their behalf, and Inverness agreed, to cash-out these three executive officers’ options to purchase Biosite common stock at the effective time of the merger rather than rolling them over into options to purchase Inverness shares as will happen with the options held by all other Biosite stock options; provide Dr. Valkirs with an additional six months of severance under his severance arrangements; provide a guaranteed bonus equal to one year’s salary to all three executives and make all such cash severance payments on an accelerated basis to all three executives. No direct interactions or negotiations between Inverness and any of these three executives occurred and all negotiations on behalf of the executives were carried out by counsel retained by the executives in their individual capacity. Following completion of these discussions with counsel to Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs and an understanding that the terms with these three executive officers, in their individual capacity, had been tentatively agreed to, Inverness submitted a revised binding offer to acquire Biosite in a merger transaction at $90.00 in cash per share. This offer included a merger agreement signed by Inverness, and was accompanied by copies of signed and further revised commitment letters from Inverness’ proposed financing sources and the assignment of inventions, non-disclosure and non-competition agreements to be entered into by the three Biosite executive officers signed by Inverness and stated that the offer was irrevocable and would remain open until 11:59 p.m., Pacific Daylight Time, on Wednesday, May 2, 2007.

On April 25, 2007, Biosite issued a press release announcing that it received the foregoing binding offer from Inverness to enter into a merger transaction pursuant to which Inverness would acquire 100% of the outstanding shares of Common Stock, other than Biosite shares already owned by Inverness, for $90.00 per share in cash. The Inverness offer provided that, immediately after the execution of the Inverness merger agreement by Biosite, Inverness would make a payment to Biosite in an amount equal to the termination fee paid by Biosite to Beckman Coulter under the Beckman Merger Agreement.

Later on April 25, 2007, Biosite publicly announced that its board of directors had determined that the Inverness offer constituted a superior proposal, as defined in the Beckman Merger Agreement.

Pursuant to the terms of the Beckman Merger Agreement, Biosite transmitted to Beckman Coulter a written notice of Biosite’s then current intention to terminate the Beckman Merger Agreement and accept the Inverness offer after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007. While the Biosite board of directors had not at that time effected a “Company Change in Recommendation” as defined in the Beckman Merger Agreement, Biosite transmitted to Beckman Coulter a written notice of the Biosite board of directors’ current intention to effect a Company Change in Recommendation in support of the Inverness offer after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007. Beckman Coulter was given until 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007 to make a binding offer that the Biosite Board determined was at least as favorable to Biosite’s stockholders as the Inverness offer. On the following day, Beckman Coulter issued a press release acknowledging the receipt of the written notice from Biosite.

The Beckman Coulter tender offer was scheduled to expire at 12:00 midnight on Friday, April 27, 2007 (the end of the day Friday). Because Beckman Coulter had until 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007 to make the binding offer described above, Biosite announced that, if Beckman Coulter did not itself elect to extend its tender offer, Biosite intended to cause Beckman Coulter to extend the tender offer so that it would expire no sooner than 11:59 p.m., Pacific Daylight Time, on Wednesday, May 2, 2007. On April 27, 2007, Beckman Coulter issued a press release announcing that its tender offer had been extended to the end of the day at 12:00 midnight, New York City time, on May 2, 2007, in response to a written request from Biosite received on April 27, 2007. Neither Inverness nor its representatives had any discussions with Biosite or its representatives following Biosite’s announcement and notice to Beckman Coulter on April 25, 2007 through May 9, 2007.

On May 1, 2007, Beckman Coulter and Biosite each issued a press release announcing an amendment to the Beckman Merger Agreement (the “Beckman Coulter Amendment”), pursuant to which Beckman Coulter increased its offer price to $90.00 per share in cash without interest. The Beckman Coulter Amendment also increased the termination fee from $50 million to $54 million and eliminated Biosite’s right to require Beckman’s acquisition subsidiary to extend the Beckman tender offer at Biosite’s request. Beckman Coulter also indicated in its press release that it had extended the term of the tender offer until 12:00 midnight, Eastern Daylight Time, on Tuesday, May 15, 2007 (the end of the day on Tuesday).

On May 9, 2007, Inverness submitted a new binding offer to acquire Biosite, increasing its offer price from $90.00 per Share in cash by way of a one-step merger transaction to $92.50 per Share in cash by way of a tender offer followed by a merger, or a so-called two-step transaction that had been favored by Biosite’s board of directors. The letter was accompanied by a merger agreement signed by Inverness and Purchaser, copies of signed commitment letters from Inverness’ proposed financing sources, with terms substantially similar to those in the merger agreement and the commitment letters that accompanied the Inverness offer proposed on April 25, 2007 (other than the offer price and changes relating to a two-step tender offer structure), and copies of assignment of inventions, non-disclosure and non-competition agreements signed by Inverness and to be entered into by Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs. The binding offer from Inverness stated that Inverness may withdraw its offer in the event that Biosite did not make a public announcement by 5:00 p.m., Pacific Daylight Time, on Thursday, May 10, 2007, to the effect that, among other things, Biosite’s board of directors had determined that the Inverness offer constituted a superior proposal as defined in the Beckman Merger Agreement. In addition, the letter from Inverness stated that Inverness may withdraw its offer in the event that Biosite failed to transmit a written notice to Beckman Coulter by 5:00 p.m., Pacific Daylight Time, on Thursday, May 10, 2007, stating that the matching period, as defined in the Beckman Merger Agreement, expired no later than 11:59 p.m., Eastern Daylight Time, on Tuesday, May 15, 2007. The letter from Inverness further contemplated that, in the event that the Inverness offer had not been withdrawn, the offer would remain open until 8:00 a.m., Eastern Daylight Time, on Wednesday, May 16, 2007.

On May 10, 2007, Biosite issued a press release announcing that it received the foregoing offer from Inverness to purchase, by way of a cash tender offer, 100% of the outstanding Shares of common stock of Biosite not already owned by Inverness for $92.50 per share in cash.

In the afternoon of May 10, 2007, Biosite issued a press release announcing that Biosite’s board of directors, after consultation with its financial and legal advisors, determined that the offer set forth in the letter received from Inverness on May 9, 2007 was reasonably likely to lead to a superior proposal as defined in the Beckman Merger Agreement. Based in part on this determination, Biosite’s board of directors authorized Biosite to engage and participate in discussions and negotiations with, and to provide non-public information to, Inverness. Pursuant to the terms of the Beckman Merger Agreement, Biosite was required to provide Beckman Coulter with at least 48 hours notice prior to initially engaging in discussions or negotiations with or initially furnishing non-public information to Inverness in response or with respect to Inverness’ new offer. Also on May 10, 2007, Biosite provided Beckman Coulter with the appropriate notice to start the 48-hour notice period during which, among other things, neither Biosite nor its advisors could discuss the Inverness offer or related matters with Inverness or its representatives.

In the afternoon of Saturday, May 12, 2007, following expiration of the 48-hour notice period, Biosite’s counsel contacted Inverness’ counsel to discuss Inverness new offer and various concerns that Biosite’s board of directors had with Inverness’ offer and its commitment letters. Biosite’s counsel requested that such merger agreement be revised to provide, among other things, that: (a) Purchaser must extend the Offer if requested to do so by Biosite if any of the conditions to the consummation of the Offer was not satisfied on the initial expiration time of the Offer or any subsequent date as of which the Offer was scheduled to expire; (b) Inverness commence the Offer and make applicable antitrust filings within a specified period of time after the signing of the merger agreement; (c) Biosite be permitted to extend the date by which Inverness could terminate the merger agreement if the transaction had not closed by such date; (d) Inverness offer some protection to Biosite’s stockholders if the Offer was not completed within a certain period of time; and (e) the condition to closing relating to foreign antitrust clearances be limited to a specific list of foreign jurisdictions. Biosite’s counsel also requested certain revisions to the commitment letters from Inverness’ proposed financing sources. Biosite’s counsel also indicated that Biosite wanted a dialogue to begin between counsel for Inverness and counsel for Biosite in order to understand the time that would be required to complete regulatory filings and receive regulatory approvals or expirations of waiting periods given that the timing that it would take for Inverness to complete a transaction with Biosite was one of Biosite’s board of directors’ concerns. On that same day, representatives of Biosite’s financial advisor engaged in discussions with representatives of Inverness’ financial advisor and conveyed the importance of Inverness providing its best and final offer to Biosite.

Discussions among counsel continued throughout the remainder of the weekend and into Monday, May 14, 2007, Inverness’ advisors engaged in further discussions and negotiations with Biosite’s advisors with respect to the commitment letters from Inverness’ proposed financing sources, the terms of the proposed merger agreement and the expected timing of U.S. and any potential foreign antitrust filings. In addition, Biosite’s counsel indicated that timing delays could make Inverness’ offer of $92.50 per Share in cash less attractive than it might appear given the time value of money and the potential greater uncertainty of consummation of the Offer resulting from timing delays. Biosite’s counsel indicated that one possible way to partially address Biosite’s concern relating to timing delays would be for Inverness to pay to the stockholders of Biosite the Additional Consideration in the event the tender offer took longer to consummate than the parties expected. Specifically, Biosite suggested that the Additional Consideration be equal to an additional $0.50 per share (an annualized rate of approximately 12% of the Offer Price) if, and each time that, the Offer was extended beyond the initial expiration time.

On Sunday May 13, 2007, and Monday, May 14, 2007, Inverness’ counsel, including its U.S. and foreign competition counsel, and Biosite’s counsel, including its competition counsel, had several conference calls to discuss Inverness’ competition filings in the event Inverness’ binding offer was to be accepted by Biosite. During these calls, Biosite’s counsel asked various questions with regard to the scope and timing of filing and Inverness’ competition counsel answered these questions to the extent Inverness’ counsel had the information necessary to provide responses to Biosite’s counsel’s questions.

During this period, Inverness also worked with its lenders to revise its commitment letters to address the concerns of Biosite’s board of directors. In the evening of May 13, 2007, Biosite’s counsel had conversations with Mr. Teitel, Inverness’ Chief Financial Officer, and representatives of Inverness’ senior lenders, to discuss certain aspects of Inverness’ proposed senior credit facility. Thereafter, Inverness worked with its lenders to further revise its commitment letters. These efforts continued into the morning of May 14, 2007.

On May 14, 2007, Inverness’ counsel contacted Biosite’s counsel to discuss Biosite’s concerns that were previously communicated to Inverness. Counsel had a follow-up conference call to discuss a number of requests that Biosite’s board of directors had made during a board of directors meeting conducted at 12:00 p.m., Pacific Daylight Time, on May 14, 2007, including certainty of consummation of the Offer as this related to competition filings and the proposed Additional Consideration. Inverness and its counsel discussed and Inverness considered these requests. In a telephone conference between Biosite’s counsel and Goodwin, representatives of Goodwin indicated that Inverness would be willing to accept many, but not all, of the changes to the merger agreement requested by Biosite. With respect to the Additional Consideration, Inverness proposed that the amount be based on an annualized rate of 6% of the Offer Price and be payable only if the Acceptance Time did not occur within 60 days after the date of the merger agreement to be entered into between Biosite and Inverness. Thereafter, Inverness instructed its counsel to formulate a comprehensive response to the concerns of Biosite’s board of directors in the form of a revised binding offer.

Representatives of Goodwin then engaged in further discussions and negotiations with representatives of Cooley regarding the terms of the proposed merger agreement. Representatives of Cooley indicated, among other things: (a) that it was the Biosite board of director’s view that the Additional Consideration should be equal to approximately $0.50 per Share (an annualized rate of approximately 12% of the Offer Price) if, and each time that, the offer was extended beyond the initial expiration time; and (b) a request that there be excluded from the definition of Company Material Adverse Effect any effect arising from or otherwise relating to any prior agreement, offer, proposal or possible transaction with, by or involving Inverness, Purchaser, Beckman Coulter or any affiliate thereof. In response, representatives of Goodwin indicated to representatives of Cooley that Inverness would be proposing Additional Consideration based on an annualized rate of 6% of the Offer Price that would commence if the Acceptance Time did not occur within 45 days of the date of certain of the proposed merger agreement, and that the proposed change to the definition of Company Material Adverse Effect would be accepted in substantially the form proposed by representatives of Cooley.

At approximately 3:20 p.m., Pacific Daylight Time on May 14, 2007, Inverness submitted a revised binding offer to acquire Biosite by way of a cash tender offer. The revised offer included a merger agreement signed by Inverness, and was accompanied by copies of signed (and revised) commitment letters from Inverness’ proposed financing sources and assignment of inventions, non-disclosure and non-competition agreements for Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs signed by Inverness. The revised offer stated that it was irrevocable and would remain open until 5:00 p.m., Pacific Daylight Time, on Friday, May 18, 2007. The price contemplated by the revised Inverness offer was $92.50 per Share in cash, plus if the Acceptance Time did not occur on or prior to 45 days from the date of the Inverness merger agreement (or the next succeeding business day) (the “Target Date”), an amount of cash equal to $0.015205 per share per day for each day during the period commencing on the day following the Target Date through the Acceptance Time. The offer submitted by Inverness on May 14, 2007 stated that Inverness could withdraw such offer in the event that, among other things, Biosite failed to transmit a written notice to Beckman Coulter by 5:00 p.m., Pacific Daylight Time, on Monday, May 14, 2007, stating that the Matching Period as defined in the Beckman Merger Agreement would expire no later than 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007. The offer submitted by Inverness on May 14, 2007 further stated that, in the event that such offer had not been withdrawn, it would be irrevocable and would remain open until 5:00 p.m., Pacific Daylight Time, on Friday, May 18, 2007. On May 14, Biosite issued a press release with respect to this revised binding offer from Inverness and announced that the Biosite board of directors had determined that the revised offer submitted by Inverness on May 14, 2007 constituted a superior proposal, as defined in the Beckman Merger Agreement.

Pursuant to the terms of the Beckman Merger Agreement, Biosite provided Beckman Coulter a written notice of Biosite’s current intention to terminate the Beckman Merger Agreement and accept the Inverness’ revised offer after 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007. While Biosite’s board of directors had not at that time effected a “Company Change in Recommendation” as defined in the Beckman Merger Agreement, Biosite included a written notice of the Biosite board of directors’ current intention to effect a Company Change in Recommendation in support of the revised Inverness offer after 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007. Under the terms of the Beckman Merger Agreement, Beckman Coulter had until 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007 to make a binding offer that the Biosite board of directors determined was at least as favorable to Biosite’s stockholders as the revised Inverness offer. Later that night, Beckman Coulter issued a press release announcing that it would not increase its offer price to acquire Biosite beyond its then current tender offer price of $90 per Share.

On May 15, 2007, Beckman Coulter issued a press release announcing that its tender offer was being extended to the end of the day at 12:00 midnight, New York City Time, on Friday, May 18, 2007. Beckman Coulter stated in its press release that this extension conformed the expiration of its tender offer to the time at which Biosite was expected to terminate the Beckman Merger Agreement and in no way changed the intent of Beckman Coulter that its $90.00 per share offer was its best and final offer.

On May 16, 2007, after discussions and negotiations between representatives of Biosite and representatives of Beckman and after discussions between representatives of Biosite and representatives of Inverness about the following proposed letter agreement between Beckman and Biosite, Biosite entered into a letter agreement with Beckman Coulter and its acquisition subsidiary pursuant to which, Beckman Coulter and its acquisition subsidiary waived various elements of the Beckman Merger Agreement in order for Biosite to terminate the Beckman Merger Agreement to accept the Inverness offer and Biosite agreed to terminate the Beckman Merger Agreement and pay the $54 million termination fee to Beckman Coulter on or before 12:00 p.m., Pacific Daylight Time, on May 17, 2007.

On May 17, 2007, Biosite paid the termination fee to Beckman Coulter under the terms of the Beckman Merger Agreement, terminated the Beckman Merger Agreement and thereafter executed the Agreement and Plan of Merger previously signed by Inverness and its wholly-owned subsidiary, Inca Acquisition Inc. In addition, the three executive officers of Biosite executed the assignment of inventions, non-disclosure and non-competition agreements contemplated by Inverness’ revised offer. Under the terms of the Merger Agreement, Inverness reimbursed Biosite for the termination fee paid to Beckman Coulter.

On May 17, 2007, Biosite and Inverness issued a joint press release announcing, among other things, that they had entered into the definitive Merger Agreement pursuant to which a subsidiary of Inverness will commence a tender offer to acquire all of the outstanding Shares not already owned by Inverness. Under the terms of the Merger Agreement, Inverness will offer $92.50 per share in cash, plus if the Acceptance Time does not occur on or prior to Monday, July 2, 2007, an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Acceptance Time.

On May 29, 2007, Inverness and Purchaser commenced the tender offer.

Other Past Contracts and Negotiations

Confidentiality Agreements.  On March 9, 2007, Biosite and Inverness entered into a confidentiality agreement (the “Original Confidentiality Agreement”). Under the terms of the Original Confidentiality Agreement, Inverness agreed that, subject to certain exceptions, any information regarding Biosite and its subsidiaries and affiliates furnished to Inverness or to its representatives would be used by Inverness and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Inverness and Biosite and would be kept confidential except as provided in the New Confidentiality Agreement.

In addition, under the Original Confidentiality Agreement, Inverness agreed that from March 9, 2007 until April 8, 2007, Inverness would not, and would not permit any entity controlling, controlled by or under common control with Inverness to, directly or indirectly, (a) make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of Biosite or any securities of any subsidiary or other affiliate of Biosite, (ii) any acquisition of any assets of Biosite or any assets of any subsidiary or affiliate of Biosite, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving Biosite or any subsidiary or affiliate of Biosite or (iv) any solicitation of proxies or consents with respect to any securities of Biosite; (b) form, join or participate in a group with respect to the beneficial ownership of any securities of Biosite; (c) act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of Biosite; (d) take any action which might require Biosite to make a public announcement regarding any of the types of matters set forth in clause (a) above; (e) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in the foregoing; (f) assist, induce or encourage any other person or entity to take any action of the type referred to in the foregoing; (g) enter into any discussions, negotiations, arrangement or agreement with any other person or entity relating to any of the foregoing; or (h) request or propose that Biosite or any of Biosite’s representatives amend, waive or consider the amendment or waiver of any of the foregoing (clauses (a) through (h) are referred to as the “Standstill Provisions”). The Original Confidentiality Agreement, however, clarifies that the restrictions set forth above shall not restrict (a) any discussions or negotiations conducted in a confidential manner between Biosite and Inverness or their respective representatives with respect to a possible strategic transaction; or (b) Inverness or any of its representatives from making any confidential proposals to Biosite in connection with such confidential discussions or negotiations, in any case under clause (a) or (b) above until Inverness is notified by Biosite of the termination of such confidential discussions and negotiations. The Original Confidentiality Agreement further provided that in the event that Biosite entered into a definitive agreement with any person or entity other than Inverness involving a merger or sale of the majority of the outstanding securities or assets of Biosite to a third party, or any third-party commenced or announced an intention to commence, a tender offer with respect to at least 50% of Biosite’s outstanding securities, following Biosite’s announcement of such definitive agreement or such commencement or announcement of an intention to commence, a tender offer, Inverness will be released from any and all of the Standstill Provisions.

On April 11, 2007, Biosite and Inverness entered into a confidentiality agreement as required by Biosite’s merger agreement with Beckman Coulter (the “New Confidentiality Agreement”). The New Confidentiality Agreement superseded the Original Confidentiality Agreement. Under the terms of the New Confidentiality Agreement, Inverness agreed that, subject to certain exceptions, any information regarding Biosite and its subsidiaries and affiliates furnished to Inverness or to its representatives would be used by Inverness and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Inverness and Biosite and would be kept confidential except as provided in the New Confidentiality Agreement. Inverness further agreed that, subject to certain exceptions, Inverness would not solicit for employment certain employees of Biosite or any subsidiary or other affiliate of Biosite prior to April 11, 2008. The New Confidentiality Agreement did not contain any Standstill Provisions.

12.	Purpose of the Offer; Plans for Biosite; Other Matters

Purpose of the Offer.  The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Biosite. The Offer is being made according to the Merger Agreement and is intended as a first step for Purchaser to complete the acquisition of Biosite. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition by Purchaser of all issued and outstanding Shares.

If the Merger is completed, Purchaser, a wholly-owned subsidiary of Inverness, will own 100% of the equity interests in Biosite, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Biosite and entitlement to any increase in its value. Similarly, Purchaser would also bear the risk of any losses incurred in the operation of Biosite and any decrease in the value of Biosite.

Biosite stockholders who sell their Shares in the Offer will cease to have any equity interest in Biosite and to participate in any future growth in Biosite. If the Merger is completed, the current stockholders of Biosite will no longer have an equity interest in Biosite and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly perfect their appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13 — “The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Biosite will not bear the risk of any decrease in the value of Biosite after selling their Shares in the Offer or the Merger.

Plans for Biosite.  Except as disclosed in this Offer to Purchase, neither Inverness nor Purchaser has any present plan or proposal that would result in the acquisition by any person of additional securities of Biosite, the disposition of securities of Biosite, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Biosite or its subsidiaries, or the sale or transfer of a material amount of assets of Biosite or its subsidiaries. After the purchase of the Shares in the Offer, Inverness will be entitled to designate its representatives to the board of directors of Biosite in proportion to Purchaser’s ownership of the outstanding Shares, as described below under the caption “Biosite’s Board of Directors” in Section 13 — “The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, Biosite will be a wholly-owned subsidiary of Inverness. After completion of the Offer and the Merger, the reconstituted Biosite board of directors expects to work with Biosite’s management to evaluate and review Biosite and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Biosite into Inverness’s business units and market units. As a result of this review and integration, it is possible that Inverness could implement changes to Biosite’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Inverness and, after completion of the Offer and the Merger, the reconstituted Biosite board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

If Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short-form” provisions of the DGCL, it expects to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Stockholder Approval.  Under the DGCL, the approvals of the boards of directors of the Purchaser and Biosite are required for approval of the Merger Agreement and completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt the Merger Agreement, unless the “short-form” merger procedure described below is available. Biosite has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Biosite and completion by Biosite of the Merger have been duly authorized by all necessary corporate action on the part of Biosite, subject to the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Biosite has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment and pays for Shares tendered in the Offer, and after the expiration of any Subsequent Offering Period, Biosite has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as soon as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer. Inverness has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of Inverness’s other subsidiaries and affiliates in favor of the adoption of the Merger Agreement and approval of the Merger.

Short-Form Merger.  Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Inverness, the Purchaser and their affiliates acquire in the aggregate at least 90% of each class and series of capital stock of Biosite in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Biosite, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer and after expiration of any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The Purchaser could also seek to purchase additional Shares in the open market or otherwise to permit the Purchaser to complete a Short-Form Merger. The Merger Agreement provides that

Inverness will take all actions necessary or appropriate to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Biosite and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights.  Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is completed, holders of the Shares immediately prior to the time the Merger is completed will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Biosite stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be higher or lower than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

13.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. The Purchaser has filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning Inverness and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below.

The Offer.  The Merger Agreement required the Purchaser to commence the Offer contemplated by this Offer to Purchase, no later than May 29, 2007. The Merger Agreement provides that, subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 14 — “Certain Conditions of the Offer,” the Purchaser will purchase all Shares tendered and not validly withdrawn in the Offer as promptly as practicable after the Purchaser is legally entitled to do so.

Without Biosite’s prior written consent, the Purchaser is not permitted to (i) change or waive the Minimum Condition, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) reduce the Offer Price, (iv) extend or change the Expiration Time of the Offer in a manner not permitted by the Merger Agreement, (v) change the form of consideration payable in the Offer to anything other than cash, or (vi) amend, modify or supplement any of the terms of the Offer or conditions to the Offer (which are described in Section 14 — “Conditions of the Offer”) in a manner that adversely affects, or would reasonably be expected to adversely affect the Biosite stockholders.

The Merger Agreement provides that the Purchaser may extend the Offer in its discretion without Biosite’s consent, and is obligated to extend the Offer to the extent requested by Biosite, for one or more periods of up to 10 business days until September 30, 2007, if any of the conditions to the Offer have not been satisfied and until December 31, 2007 if certain antitrust conditions have not been satisfied.

After purchasing Shares in the Offer, the Purchaser may provide a Subsequent Offering Period lasting between three and 20 business days in the aggregate. If Inverness and Purchaser hold more than 80% of the outstanding Shares, the Purchaser must provide a Subsequent Offering Period of at least 10 business days upon the request of Biosite.

Biosite’s Board of Directors.  The Merger Agreement provides that, after the first time the Purchaser accepts Shares tendered in the Offer for payment, and at all times thereafter, Inverness is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of Biosite that is equal to:

•	the total number of directors on Biosite’s board of directors (after giving effect to the directors elected or designated by Inverness), multiplied by

•	the percentage that the number of Shares beneficially owned by Inverness, Purchaser and any of their affiliates, in the aggregate, bears to the total number of Shares outstanding at the time the Purchaser first accepted Shares for payment in the Offer (determined on a fully diluted basis but disregarding any unvested stock options and other unvested rights to acquire Shares).

If Inverness designates any such director designees, Biosite will take all actions necessary to enable Inverness’ designees to be elected to Biosite’s board of directors, including using reasonable efforts to secure the resignation of other directors, promptly filling vacancies or newly created directorships on Biosite’s board of directors, increasing the size of Biosite’s board of directors, and/or amending the bylaws of Biosite. After the Purchaser first accepts Shares for payment in the Offer, Biosite has agreed to cause the Purchaser’s designees to constitute the same percentage of (i) each committee of Biosite’s board of directors and (ii) each board of directors of Biosite’s subsidiaries and each committee thereof, as the Purchaser controls on Biosite’s board of directors, to the extent permitted by applicable law and the NASDAQ Marketplace Rules.

Notwithstanding Inverness’s right to designate members to Biosite’s board of directors, until the Merger is completed, the Purchaser and Inverness have agreed that at least two current Biosite board members (or any successors recommended or elected by such current directors who are not affiliates, representatives or designees of Inverness or the Purchaser), will continue to serve on the Biosite board of directors until completion of the Merger. These remaining directors are referred to as the “Continuing Directors.” The approval of a majority of the Continuing Directors is required for Biosite to:

•	amend or terminate the Merger Agreement;

•	amend Biosite’s certificate of incorporation;

•	extend the time for performance of any of the obligations or other acts of Inverness or the Purchaser;

•	waive compliance with any covenant of Inverness or the Purchaser or any condition to any obligation of Biosite or any waiver of any right of Biosite under the Merger Agreement;

•	authorize any Company Change in Recommendation; or

•	give any other consent or take any other action with respect to the Merger Agreement, the Offer or the Merger.

If a majority of the Continuing Directors authorize any of the matters above, then no other action on the part of the Biosite, Biosite’s board, or any other Biosite board members is required to authorize such matter.

The Merger.  The Merger Agreement provides that when the Merger is completed:

•	the Purchaser will be merged with and into Biosite and the Purchaser will cease to exist;

•	Biosite will be the surviving corporation in the Merger;

•	the certificate of incorporation of Biosite will be amended as specified in the Merger Agreement and the bylaws of Biosite will be amended to conform to the bylaws of the Purchaser;

•	the directors and officers of the Purchaser will become the directors and officers of Biosite;

•	all Shares owned by Biosite, Inverness, the Purchaser or any of their wholly-owned subsidiaries will be cancelled without consideration paid in exchange;

•	all other outstanding Shares (including any Shares subject to any repurchase right in favor of Biosite, but excluding any Shares entitled to appraisal rights) will be cancelled and converted into the right to receive the Offer Price in cash, without interest; and

•	the Purchaser’s common stock will be converted into the new common stock of Biosite as the surviving corporation.

After the Merger is completed, the stock transfer books of Biosite will be closed with respect to Shares. The price to be paid for each Share in the Merger will be adjusted to reflect any stock split, stock dividend, or reverse stock split that affects the Shares before the Merger is completed.

Conditions to the Merger.  The obligations of Inverness, the Purchaser and Biosite to complete the Merger are subject to the satisfaction of the following conditions:

•	the adoption of the Merger Agreement by stockholders holding a majority of Biosite’s outstanding Shares, if required by applicable law;

•	the absence of any pending lawsuit by a governmental entity against Biosite or Inverness that seeks to prohibit the Merger;

•	the absence of any injunction preventing the Merger;

•	the absence of certain antitrust laws prohibiting the Merger; and

•	the purchase of any Shares pursuant to the Offer.

The conditions above may be waived in whole or in part by Inverness, the Purchaser or Biosite.

Top-Up Option.  Pursuant to the Merger Agreement, Biosite has granted Purchaser an option to purchase that number of newly-issued Shares that is equal to 10,000 shares more than the amount needed to give Purchaser ownership of 90% of the outstanding Shares after giving effect to the issuance of such Shares (the “Top-Up Option”), provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed 19.9% of the number of Shares outstanding as of the date of the Merger Agreement.

Purchaser will pay Biosite the Offer Price for each share acquired upon exercise of the Top-Up Option. The exercise price for the Top-Up Option is to be paid either in cash or by delivery of a promissory note, bearing simple interest at 5% per annum, made by the Purchaser and due and payable within six months. The Purchaser may exercise the Top-Up Option more than once.

The Top-Up Option is exercisable only if the Purchaser, Inverness or their subsidiaries and affiliates hold more than 80% of the outstanding Shares before such exercise and would hold 90% of the outstanding Shares after such exercise. In addition, the number of Shares exercisable under the Top-Up Option can not exceed the number of Biosite’s total authorized and unissued Shares. The Purchaser may not exercise the Top-Up Option after the Merger is completed or if the Merger Agreement is validly terminated.

The purpose of the Top-Up Option is to permit Inverness to complete the Merger without a special meeting of Biosite’s stockholders under the “short form” merger provisions of Delaware law. Inverness expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if Inverness acquires less than 90% of the issued and outstanding Shares in the Offer. Unless prohibited by law or the Merger Agreement, Inverness may exercise the Top-Up Option, in whole but not in part, at any time after it first accept Shares for payment in the Offer and prior to completion of the Merger or termination of the Merger Agreement. Inverness may also exercise the Top-Up Option one or multiple times following this initial exercise of the Top-Up Option, subject to the same limitations that apply to its initial exercise. Following Inverness’ initial exercise of the Top-Up Option, if any, and subject to the same terms and conditions, Inverness expects to again exercise the Top-Up Option if its percentage ownership of the outstanding Shares falls below 90%, which could occur if Company Options are exercised following its initial or any subsequent exercise of the Top-Up Option.

Treatment of Options.  Pursuant to the Merger Agreement, each option to purchase Shares (a “Company Option”) that is outstanding immediately before the Merger is completed will become fully vested at the time the Merger is completed, unless the holder of such Company Option is not then entitled to accrue service towards increased vesting in such Company Option (either pursuant to regular Biosite policy or provisions contained in applicable Company Options), in which case such acceleration of vesting will only occur if such holder returns to a status entitling such holder to accrue service towards increased vesting. Each Company Option that is outstanding when the Merger is completed (other than Company Options granted under the ESPP (as defined below) and Company Options held by Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs) will be assumed by Inverness and converted into a option to purchase Inverness common stock (the “Assumed Options”). The conversion will be based on the price of Inverness common stock at the time the Merger is completed and each such Company Option will be converted in a manner intended to preserve a value comparable to its value immediately prior to the completion of the Merger. To the extent possible any Company Option that is an incentive stock option within the meaning of Section 422 of the Code will be converted in a manner to maintain such status.

Inverness has agreed to register the Inverness Shares subject to the Assumed Options on Form S-8 as soon as practicable, but no later than 10 business days, after the Merger is completed. Additionally, Inverness must use commercially reasonable efforts to maintain the effectiveness of such registration statement for as long as there are any Inverness Shares issuable thereunder.

Employee Stock Purchase Plan.  Pursuant to the Merger Agreement, Biosite shall amend Biosite’s Employee Stock Purchase Plan (the “ESPP”), as necessary, (i) so that all outstanding purchase rights under the ESPP will be exercised before the Merger is completed and each Share purchased pursuant to such exercise will automatically be converted into the right to receive cash in an amount equal to the Offer Price, and (ii) so that no further offering periods or purchase periods will commence under the ESPP after May 17, 2007.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders.  If Inverness, the Purchaser and any of their affiliates collectively hold at least 90% of the outstanding Shares at any time after the Purchaser first accepts Shares for payment in the Offer, Inverness will take all action necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of Biosite’s stockholders pursuant to the DGCL.

However, if the approval of the Biosite’s stockholders is required to complete the Merger, Biosite has agreed to hold a special meeting of its stockholders to obtain such approval, cause a definitive proxy statement for the special meeting to be mailed to Biosite’s stockholders, use its best efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement unless Biosite has effected a Company Change in Recommendation, and take all other action reasonably necessary or advisable to secure the approval of the stockholders required by the DGCL and any other applicable law to effect the Merger.

If required, Biosite has also agreed to prepare and, file with the SEC a proxy statement with respect to the special meeting after completion of the Offer and after any Subsequent Offering Period and any exercise of the Top-Up Option. Unless Biosite has effected a Company Change in Recommendation, Biosite has agreed to include in the proxy statement the recommendation of Biosite’s board of directors that stockholders of Biosite vote in favor of the adoption of the Merger Agreement. The Merger Agreement requires Inverness, the Purchaser or any of their subsidiaries and affiliates to vote all of their Shares in favor of the adoption of the Merger Agreement.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by Biosite to Inverness and the Purchaser and representations and warranties made by Inverness and the Purchaser to Biosite. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Biosite has made customary representations and warranties to Inverness and the Purchaser with respect to, among other things:

•	corporate matters related to Biosite and its subsidiaries, such as organization, standing, power and authority;

•	the corporate authorization of the Merger Agreement, including unanimous approval by Biosite’s board of directors;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	its capitalization;

•	financial statements and public SEC filings;

•	the information contained in the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business and absence of certain changes, except as contemplated by the Merger Agreement;

•	absence of any events that has had or would reasonably be likely to have a material adverse effect on Biosite;

•	title to properties and the absence of certain encumbrances;

•	intellectual property;

•	material contracts;

•	compliance with laws and permits;

•	litigation;

•	regulatory matters;

•	product recalls;

•	taxes;

•	employee benefit plans, ERISA matters and approval of certain Biosite compensatory arrangements by the Compensation Committee of Biosite’s board of directors;

•	labor matters;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	the inapplicability of state takeover statutes to the Offer or the Merger;

•	the opinion of its financial advisor;

•	brokers’ fees and expenses; and

•	the termination of the Beckman Merger Agreement.

In the Merger Agreement, Inverness and the Purchaser have made customary representations and warranties to Biosite with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the corporate authorization of the Merger Agreement;

•	consents, approvals, no violations of laws, governance documents or agreements and certain contract matters;

•	matters relating to state takeover statutes;

•	sufficiency of funds to pay for the Offer and the Merger and matters relating to the Commitment Letters and the debt financing; and

•	the information contained in this Offer to Purchase, and any proxy statement relating to a special meeting concerning the Merger.

The representations and warranties contained in the Merger Agreement expire once the Shares have been accepted for payment in the Offer by the Purchaser. This expiration does not apply to any covenant or agreement of the parties which by its terms contemplates performance after such acceptance.

Interim Operations; Covenants.  Except as disclosed prior to May 17, 2007, required by the terms of the Merger Agreement, or agreed to in writing by Inverness, from May 17, 2007 until the earlier of the termination of the Merger Agreement or the time when the Purchaser’s designees have been elected to and constitute a majority of Biosite’s board of directors, Biosite has agreed that it will and will cause its subsidiaries to use commercially reasonable efforts to:

•	conduct their businesses in the ordinary course of business consistent with past practice;

•	preserve intact their present business organizations;

•	maintain satisfactory relations with and keep available the services of their current officers and other key employees; and

•	preserve existing relationships with material customers, lenders, suppliers, distributors and others having material business relationships with Biosite and its subsidiaries.

In addition, except as disclosed prior to May 17, 2007, required by the terms of the Merger Agreement, or agreed to in writing by Inverness, from May 17, 2007 until the earlier of the termination of the Merger Agreement or the time when Inverness’s designees have been elected to and constitute a majority of Biosite’s board of directors, Biosite will not, and will cause its subsidiaries to use commercially reasonable efforts not to, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend the governing documents of Biosite or any of its subsidiaries;

•	split, combine, subdivide or reclassify any of its capital stock;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Biosite’s capital stock;

•	form any subsidiary;

•	issue shares of, or securities convertible into or exchangeable for, or grant any options or rights to acquire, any Shares or other securities that derive their value by reference to such Shares, except that Biosite may grant certain options and issue Shares upon the exercise of outstanding options and under the ESPP, each pursuant to the terms of the Merger Agreement;

•	transfer, lease, license or encumber material assets, other than sales in the ordinary course of business consistent with past practice, and dispositions of equipment and property no longer used in the operation of the business and certain permitted encumbrances;

•	redeem, repurchase or acquire any Shares or offer to do so, except for certain repurchases of unvested shares;

•	except in the ordinary course of business consistent with past practice and capital expenditures, acquire or lease any assets involving payments in excess of $1,000,000 individually or $10,000,000 in the aggregate or that would that would adversely affect the ability of Inverness or Biosite to obtain approval of the Merger under the HSR Act or similar antitrust laws of foreign countries;

•	acquire any equity interests in or substantially all of the assets of any person;

•	merge or consolidate with any person, or enter into any agreement with respect to the voting of its capital stock or other securities held by Biosite or any subsidiary;

•	incur, issue, repurchase, modify or assume any indebtedness or guarantee any indebtedness, subject to specified exceptions;

•	assume, guarantee, or otherwise become liable for the obligations of any third person;

•	increase or accelerate the vesting of, the compensation or benefits payable to, or grant any severance or termination pay to, any officers, directors, employees, or consultants, subject to certain specified exceptions;

•	establish, amend or terminate any Biosite employee benefit plan;

•	other than routine performance-related terminations, plan, announce or effect any material reduction in labor force;

•	settle or compromise legal proceedings, subject to specified exceptions;

•	enter into, amend materially or prematurely terminate any current material contract or otherwise waive or assign any material rights or claims thereunder;

•	enter into any new or renew or amend any existing contract relating to the distribution of Biosite’s or any of its subsidiaries’ products under which either Biosite or a subsidiary could be expected to pay or receive more than $250,000 in any fiscal year and that is not terminable or cancelable by Biosite on less than 91 days notice;

•	fail to maintain material intellectual property rights or fail to take such actions as are reasonable to enforce or prosecute intellectual property rights;

•	change any methods of accounting or accounting practices in any material respect, other than changes required under GAAP;

•	revalue in any material respect any of its assets other than in the ordinary course of business consistent with past practice or as required by GAAP or law;

•	make or amend any material tax election, settle material tax liability, change annual tax accounting period, change method of tax accounting, file material amendment to tax return, surrender right to claim a material tax refund or consent to extension or waiver of statute of limitations;

•	make any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate, except those contemplated in current capital expenditure budgets;

•	waive, release or assign any claims or rights of material value;

•	take any action to exempt any person from any state takeover law (other than Inverness, Purchaser or any subsidiary);

•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Biosite;

•	take any action that would, directly or indirectly, restrict or impair the ability of the Purchaser to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of Biosite;

•	change any insurance coverage in any material respect;

•	take, or agree in writing to take, any action that would or is reasonably likely to result in non-satisfaction of any of the conditions to the Merger or any of the conditions to the Offer, or a breach of any representation or warranty of Biosite or that would materially impair the ability of Biosite to complete the Merger or materially delay such completion;

•	pay success fees to advisors or agents in connection with the Merger Agreement or the Merger, subject to specified exceptions; or

•	enter into any written agreement, contract, commitment or arrangement to do any of the things described above, or authorize any of the things described above.

No Solicitation; Unsolicited Proposals.  From May 17, 2007 until the first time that the Purchaser accepts shares for payment in the Offer or, if earlier, the valid termination of the Merger Agreement, Biosite has agreed that (i) it will not and will cause its officers, directors and representatives not to, and (ii) it will cause its subsidiaries and their respective officers, directors and representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage, knowingly induce or knowingly facilitate the making, submission or announcement of an Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below);

•	furnish to any person any non-public information relating to Biosite in response to or in connection with an Acquisition Proposal or Acquisition Inquiry;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal or Acquisition Inquiry; or

•	approve, endorse or recommend to Biosite’s stockholders an Acquisition Proposal.

As an exception to the restrictions described above, Biosite may engage or participate in discussions or negotiations with a person and its representatives and financing sources, and provide confidential information with respect to Biosite to such person pursuant to a confidentiality agreement that is a least as favorable to Biosite as the confidentiality agreement between Biosite and Inverness, if:

•	that person has made a bona fide Acquisition Proposal in writing that Biosite’s board of directors determines in good faith after consulting with its legal counsel and financial advisor constitutes or is reasonably likely to lead to a Superior Proposal (as defined below);

•	to the extent Biosite would be prohibited from disclosing such discussions or negotiations to Inverness, that person has provided Biosite with a written acknowledgement that such discussions or negotiations and the information exchanged in connection those discussions and negotiations will be disclosed to Inverness and its representatives;

•	Biosite received the Acquisition Proposal other than as a result of a breach or violation of the restrictions described above;

•	the Biosite board of directors has determined in good faith, after consulting with its legal counsel and financial advisor, that the failure to engage or participate in such discussions or negotiations does or would reasonably be likely to constitute a breach of its fiduciary obligations to Biosite’s stockholders;

•	at least 48 hours prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any confidential information to, such person, Biosite gives Inverness written notice of the identity of such person and all of the material terms and conditions of such Acquisition Proposal and of Biosite’s intention to participate in discussions or negotiations with, or furnish confidential information to, such person; and

•	contemporaneously with furnishing any confidential information to such person, Biosite furnishes such confidential information to Inverness (to the extent such information has not been previously furnished by Biosite to Inverness).

An “Acquisition Inquiry” is an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Inverness or the Purchaser) that would reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” is any offer or proposal (other than an offer or proposal made or submitted by Inverness or the Purchaser) relating to a possible transaction or series of related transactions involving or resulting in:

•	any acquisition or purchase from Biosite by any person or group, directly or indirectly, of more than 15% of the total outstanding voting securities of Biosite, or any tender offer or exchange offer that, if completed, would result in the person or group making such offer beneficially owning 15% or more of the total outstanding voting securities of Biosite;

•	any merger, consolidation, share exchange, business combination, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving Biosite pursuant to which Biosite’s stockholders immediately prior to completion of such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction immediately after completion of such transaction;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of Biosite’s assets (measured by either book or fair market value thereof) or Biosite’s net revenues or net income; or

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of Biosite.

A “Superior Proposal” is an unsolicited, bona fide written offer made by a person that is unaffiliated with Biosite, to purchase (by way of merger, tender or exchange offer or otherwise) greater than 85% of Biosite’s assets or greater than 85% of the outstanding Shares (other than Shares already held by such person) that Biosite’s board of directors has determined in good faith after consulting with its counsel and financial advisor, and after taking into account, among other things, the financial, legal and regulatory aspects of such offer (including any financing required and the availability of that financing), as well as any revisions to the terms of the Merger Agreement proposed by Inverness in response to such offer is: (1) more favorable to Biosite’s stockholders (in their capacities as such) than the terms of the Offer and the Merger, and (2) reasonably certain of being completed on the terms proposed.

Biosite has also agreed to promptly, and in all cases within one business day of its receipt, advise Inverness orally (to be confirmed in writing as soon as practicable thereafter) of the receipt by Biosite of any Acquisition Proposal or Acquisition Inquiry, including the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry and the identity of the person or group making the Acquisition Proposal or Acquisition Inquiry. Biosite will keep Inverness informed as promptly as practicable (and in any event within 24 hours) of any material change in the status of or material change in the proposed terms and conditions of (including all material amendments or proposed material amendments to), any such Acquisition Proposal or Acquisition Inquiry. Biosite will provide promptly (and in any event within 24 hours) to Inverness copies of all written correspondence or other written material, including material in electronic form, between the person and Biosite, its subsidiaries or their respective representatives delivered in connection with any Acquisition Proposal or Acquisition Inquiry.

Unless Biosite’s board of directors determines in good faith, after consulting with Biosite’s legal counsel and financial advisor, that a failure to do so does or would reasonably be likely to constitute a breach of its fiduciary obligations to Biosite’s stockholders under applicable law, Biosite has agreed that it will not to release any person from, or waive any provision of, any confidentiality, standstill or similar agreement to which Biosite is a party or under which it has any rights and will use its best efforts to enforce such agreements at Inverness’ request. Biosite also agreed promptly (but in no event later than May 24, 2007) to request each person that since January 1, 2005 has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment in Biosite to return or destroy all confidential information previously furnished to such person by or on behalf of Biosite, subject to the terms of the applicable confidentiality agreement. Biosite, however, does not need to make such request with respect to a party if, prior to May 17, 2007, Biosite has made a request to such party of the type described above and on or after the date of such request Biosite has not furnished any additional confidential information to such party.

Biosite may not enter into any agreement (other than a confidentiality agreement), arrangement or understanding (including a letter of intent) with respect to a Superior Proposal unless the Merger Agreement has been or concurrently is validly terminated by its terms and Inverness has received, by wire transfer of immediately available funds, any amounts due to Inverness under the termination fee provisions of the Merger Agreement described below.

Company Recommendation.  Subject to the provisions described below, Biosite’s board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required to complete the Merger, adopt the Merger Agreement in accordance with the applicable provisions of DGCL. This is referred to as the “Company Recommendation.” Biosite’s board of directors also agreed to include the Company Recommendation in the Schedule 14D-9 and to permit Inverness to include the Company Recommendation in this Offer to Purchase and related Offer documents.

Subject to the provisions described below, the Merger Agreement provides that neither Biosite’s board of directors nor any committee thereof will:

(1) withdraw, qualify, modify, change or amend in any manner adverse to Inverness or Purchaser (including pursuant to the Schedule 14D-9 or any amendment thereto):

•	the Company Recommendation;

•	the approval by Biosite’s board of directors of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; or

•	the approval by the Compensation Committee of Biosite’s board of directors of certain Biosite compensation arrangements as “employment compensation, severance or other employee benefit arrangements” for purposes of satisfying the requirements of the non-exclusive safe-harbor of Rule 14d-10(d)(2) under the Exchange Act.

(2) fail to reconfirm the Company Recommendation or the approval of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement promptly, and in any event within two business days, following Inverness’s request to do so if Inverness makes such request following the time at which an Acquisition Proposal made by a third party has been publicly announced or has otherwise become public or if one or more members of Biosite’s board of directors has taken any action publicly or that has become public that indicates that such member or members of Biosite’s board of directors do not unanimously support the Offer or the Merger;

(3) approve or recommend (or propose publicly to approve or recommend) any Acquisition Proposal;

(4) fail to recommend that Biosite’s stockholders not tender their Shares in a tender or exchange offer within five business days following the commencement of that tender or exchange offer if the tender offer or exchange would, if successful, result in any person becoming a beneficial owner of 10% or more of the outstanding Shares;

(5) permit Biosite or any of its subsidiaries to enter into any contract (other than a confidentiality agreement), including any letter of intent or understanding, with respect to any Acquisition Proposal for Biosite except in connection with a termination of the Merger Agreement; or

(6) resolve or propose to take any action described in (1) through (5) above, except in connection with a termination of the Merger Agreement.

The actions described in the foregoing clauses (1) through (6) are referred to in this Offer to Purchase as a “Company Change in Recommendation.”

Notwithstanding the foregoing provisions, at any time before completion of the Merger (but in the case of a Company Change in Recommendation in clauses (2), (3) and (5) in such definition, only prior to the first time the Purchaser accepts Shares for payment in the Offer), Biosite’s board of directors may effect a Company Change in Recommendation if:

•	Biosite’s board of directors has determined in good faith after consulting with its legal counsel and financial advisor and after considering in good faith any counter-offer or proposal made by Inverness, that it is required to effect a Company Change in Recommendation in order to comply with its fiduciary duties to Biosite’s stockholders under applicable law; and

•	Biosite provides Inverness a notice of its intention to make a Company Change in Recommendation at least three business days (or, if the Offer is scheduled to expire in a shorter period after the date of such notice is provided, then such shorter period) prior to making such Company Change in Recommendation.

Despite the restrictions in the Merger Agreement on the ability of the Biosite board of directors to effect a Company Change in Recommendation, the Merger Agreement does not prohibit Biosite’s board of directors from taking and disclosing to Biosite’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act or from making any disclosures to Biosite’s stockholders that Biosite’s board of directors determines in good faith, after consulting with its legal counsel and financial advisor, it is required to make in order to comply with its fiduciary duties to Biosite’s stockholders under the DGCL. In the event, however, that Biosite’s board of directors takes any such action that constitutes a Company Change in Recommendation, Inverness will be permitted to terminate the Merger Agreement and cause Biosite to pay it the Termination Fee (as defined below).

Indemnification and Insurance.  From and after the first time that Purchaser accepts for payment Shares tendered in the Offer, Inverness will cause the surviving corporation in the Merger to honor in all respects the obligations of Biosite and its subsidiaries under their respective certificate of incorporation or bylaws (or equivalent organizational documents) and under any indemnification agreements in effect on the date of the Merger Agreement between Biosite or any of its subsidiaries and their current and former directors and officers who served as such in the last six years, whom we refer to as “indemnified persons.”

Inverness is required to cause Biosite, as the surviving corporation in the Merger, to maintain the current level and scope of officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after completion of the Merger, except that Biosite is not required to pay aggregate premiums for insurance in excess of 200% of the annual premium currently payable by Biosite for such coverage. If Inverness or Biosite is unable to obtain the amount of insurance required for such aggregate premium, Inverness or Biosite will obtain as much insurance as can be obtained for aggregate premiums not in excess of 200% of such annual premium. In lieu of the foregoing, Biosite may obtain a prepaid policy on the current D&O Insurance policy prior to completion of the Merger for an aggregate period of six years. If prepaid policies have been obtained prior to completion of the Merger, Inverness will, and will cause Biosite to, maintain such policies in full force and effect and continue to honor the obligations thereunder.

If Biosite, as the surviving corporation in the Merger, or any or its successors or assigns is involved in any consolidation, merger, or similar transaction or transfers all or substantially all of its properties and assets to any person, then the Merger Agreement requires that Biosite will ensure that an entity no less financially viable than the surviving corporation remains responsible for the obligations of Biosite described above.

Access to Information; Confidentiality.  Until completion of the Merger, upon reasonable notice, Biosite has agreed, and has agreed to cause its subsidiaries, to give Inverness and its representatives reasonable access, during normal business hours to Biosite’s books and records and any other readily available information concerning its business as Inverness may reasonably request, subject to specified exceptions. All information obtained by Inverness or and its representatives is subject to the terms of the Confidentiality Agreement dated April 11, 2007.

Public Disclosure.  Inverness and Biosite must consult with each other and give due consideration to any reasonable additions, deletions or changes suggested by the other party and its counsel prior to issuing any press releases or otherwise making public statements with respect to the Merger and prior to making any filings with any governmental entity with respect to the Merger, except that Biosite does not have to consult with Inverness in connection with any press release or public statement issued or made with respect to any Acquisition Proposal or with respect to any Company Change in Recommendation.

Consents and Approvals.  Each of Biosite, Inverness and the Purchaser has agreed to: (i) promptly make and effect all registrations, filings and submissions required to be made by Biosite, Inverness or the Purchaser or any of their respective subsidiaries under the HSR Act, the Exchange Act and any other applicable laws with respect to the Offer and the Merger, and in any event, filings under the HSR Act, will be made on or before May 22, 2007; and (ii) use its commercially reasonable efforts to take all other action, on a timely basis, necessary or appropriate to complete the transactions contemplated by the Merger Agreement. Each of Inverness and the Purchaser has agreed to: (i) promptly provide all information requested by any governmental entity in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) use its commercially reasonable efforts to promptly take all actions and steps necessary to obtain clearance or approval required to be obtained from the U.S. Federal Trade Commission (“FTC”), the U.S. Department of Justice (“DOJ”), the U.S. Department of State, the U.S. Department of Defense, any state attorney general, any foreign competition authority or any other governmental entity in connection with the transactions contemplated by the Merger Agreement and (iii) if requested by Biosite at any time prior to the expiration of the initial waiting period under the HSR Act, withdraw its HSR filing with respect to the Offer and the Merger and resubmit an updated version of such filing to the FTC and the DOJ within two business days.

Each of Biosite, Inverness and the Purchaser has also agreed to: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the DOJ or any other governmental entity regarding the Offer or the Merger. Biosite, Inverness and the Purchaser will consult and cooperate with each other and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding. In addition, except as may be prohibited by any governmental entity or by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental entity in connection with such request, inquiry, investigation, action or legal proceeding.

The Merger Agreement provides that, in connection with the receipt of any necessary governmental approvals, neither Inverness nor Biosite is required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Inverness, Biosite or their respective subsidiaries or the conduct of their business in a specified manner.

Inverness and the Purchaser have agreed to use commercially reasonable efforts to cause all conditions to the Offer to be satisfied on a timely basis to the extent within their control and to cause the Purchaser to purchase the Shares pursuant to the Offer on the earliest possible date.

Employee Benefits.  Any employee employed by Biosite or a Biosite subsidiary as of the effective time of the Merger will continue in the employment of Inverness, Biosite or any subsidiary of Inverness or Biosite after the Merger is completed (the “Continuing Employees”). To the extent such employment was “at-will” immediately prior to the Merger, such employment will continue to be at-will and subject to termination at any time for any or no reason. For the period beginning on the effective time of the merger through the end of the calendar year, Inverness will provide or cause to be provided to the Continuing Employees compensation and employee benefits under either Biosite’s benefit plans or under Inverness’s benefit plans or a combination of both.

To the extent that Biosite employees will be eligible to participate in Inverness plans providing group medical, dental, disability or prescription drug coverage, Inverness agrees to: (i) waive (to the extent such plan is self-insured), or use commercially reasonable efforts to waive (to the extent such plan is insured) any exclusions for pre-existing conditions; (ii) waive any coverage waiting periods; (iii) provide each applicable Continuing Employee with credit for any co-payments deductibles and premiums for voluntary coverage paid by such Continuing Employee before his or her transfer; and (iv) provide each applicable Continuing Employee with credit for any unused account balance in each Biosite plan that includes a flexible spending account before his or her transfer to any analogous Inverness plan.

Continuing Employees will be eligible to participate in a qualified cash or deferred arrangement or arrangements under Section 401(k) of the Code sponsored by Inverness or a subsidiary of Inverness.

Rule 14d-10 Matters.  The Merger Agreement also provides for certain representations and covenants on the part of Biosite relating to Rule 14d-10 of the Exchange Act and approvals that are required to be made by the compensation committee of Biosite’s board of directors with respect to certain employment compensation and arrangements entered into prior to the completion of the Merger.

Transition of Business.  If Purchaser accepted for payment and paid for all Shares tendered in the Offer, then to the extent requested by Inverness, Biosite will take commercially reasonable action to cooperate with Inverness in the planning and preparation of the integration of Biosite’s and Inverness’s business.

Financing.  Inverness and the Purchaser must use their commercially reasonable efforts to do all things necessary, proper or advisable to arrange and obtain debt financing on the terms and conditions described in the Commitment Letters, including using commercially reasonable efforts to:

(a) maintain in effect the Commitment Letters and enter into definitive agreements with respect to the debt financing on the terms and conditions reflected in the Commitment Letters or on other terms reasonably acceptable to Inverness and the Purchaser,

(b) satisfy on a timely basis all material conditions applicable to Inverness and the Purchaser in such definitive agreements that are within their control,

(c) complete the debt financing at such time or from time to time as is necessary for the Purchaser to satisfy its obligations under the Merger Agreement, and

(d) enforce its rights under the Commitment Letters; provided, however, that Inverness or the Purchaser will have the right to substitute alternative financing for the Commitment Letters with a different letter or a letter from alternative lenders so long as such substitute letter is subject to financing conditions that are at least as favorable to Inverness and Purchaser as the financing conditions set forth in the Commitment Letters.

If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, Inverness and the Purchaser must use their commercially reasonable efforts to obtain alternative financing on terms no less favorable to the Purchaser than the debt financing from alternative sources as promptly as practicable following the occurrence of such event.

Inverness shall promptly notify Biosite in writing of: (A) the occurrence or existence of any event, condition, fact or circumstance that could adversely impact the availability to Inverness or the Purchaser of the cash resources and/or financing sufficient to enable Inverness to acquire the Shares pursuant to the Offer, and otherwise perform its obligations under the Merger Agreement; (B) any amendment, withdrawal, rescission, breach, violation or non-satisfaction of any of the covenants, conditions or other terms contained in the Commitment Letters or any documents incorporated by reference therein; or (C) any allegation with respect to any of the matters described in clause (B) of this sentence.

Inverness Payment.  Under the Merger Agreement, Inverness agreed to pay to Biosite immediately following the execution of the Merger Agreement, as reimbursement for Biosite’s payment of the termination fee to Beckman pursuant to the Beckman Merger Agreement, without deduction or setoff of any nature, by wire transfer of immediately available funds, an amount in cash equal to $54,000,000 (the “Inverness Payment”). The Inverness Payment was made on May 17, 2007.

The parties also agree that if the Merger Agreement is validly terminated by Inverness pursuant to the last bullet point under mutual termination rights under “— Termination” below or if the Merger Agreement is validly terminated in circumstances requiring payment of the Termination Fee (as defined below) to Inverness, then Biosite will reimburse Inverness the $54,000,000. Any such reimbursement by Biosite shall be made by wire transfer of same day funds (i) as promptly as possible, following, and in any event within one business day of termination pursuant to last bullet point under mutual termination rights under “— Termination” below, and (ii) at the time that the Termination Fee is paid to Inverness in the case of a termination of the Merger Agreement in circumstances requiring payment of the Termination Fee.

Termination.  The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time:

•	by either Inverness or Biosite (which we refer to as “mutual termination rights”):

•	by mutual consent of Biosite and Inverness at any time before the first time Purchaser accepts for payment Shares tendered in the Offer;

•	if the Purchaser has not accepted for payment Shares tendered in the Offer on or before September 30, 2007, except that if the Acceptance Time has not occurred by September 30, 2007 solely by reason of non-satisfaction of the conditions set forth in the third bullet point under Section 14 — “Conditions of the Offer” below, then Biosite may extend such date one or more times up to and including December 31, 2007, and except that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement resulted in the Purchaser’s failure to accept for payment Shares tendered in the Offer prior to September 30, 2007;

•	if there is any final, permanent, federal, state, local or non-United States law, judgment, or ruling promulgated by any governmental entity that is in effect and that prevents or prohibits completion of the Offer or the Merger or limits or would limit Inverness’s activity in connection with its ownership, operation or control of Biosite after the Merger (including any hold separate order), except that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to perform any covenant under the Merger Agreement resulted in the law, judgment, or ruling;

•	if the Offer (as it may have been extended) expires as a result of the non-satisfaction of any conditions of the Offer, or is terminated or withdrawn prior to Purchaser accepting for payment or paying for any Shares tendered in the Offer, except that the right to terminate the Merger Agreement under this provision is not available to any party whose non-satisfaction of any condition of the Offer or the termination or withdrawal of the Offer is attributable to the failure of such party to fulfill its obligations under the Merger Agreement; or

•	if there has been a breach by the other party of any representation, warranty, or covenant of such party set forth in the Merger Agreement, which breach (i) in the case of Biosite, results in the conditions described in the fourth or the fifth bullet point in Section 14 — “Conditions of the Offer” not being satisfied, and (ii) in the case of a breach by Inverness or the Purchaser, has had or is reasonably like to have a material adverse effect upon Inverness’s or the Purchaser’s ability to complete the Offer or Merger, and in each case if the breach is not cured in all material respects within 30 days after the delivery of a written notice of such breach by the non-breaching party.

•	by Inverness (which is referred to as “Inverness termination rights”):

•	if Biosite’s board of directors or any committee thereof has effected a Company Change in Recommendation;

•	if Biosite has violated or breached, or is deemed to have violated or breached certain no solicitation provisions of the Merger Agreement and as a result thereof, Biosite shall have received an Acquisition Proposal;

•	if Biosite failed to include the Company Recommendation in the Schedule 14D-9, or to permit Inverness to include the Company Recommendation in this Offer to Purchase or other documents relating to the Offer;

•	if there has been any adverse event or development which has had and continues to have a material adverse effect on Biosite and Inverness provided written notice to Biosite of such material adverse effect and either such material adverse effect is not reasonably likely to be cured before September 30, 2007 or Biosite is not using its reasonable best efforts to cure such material adverse effect prior to September 30, 2007;

•	by Biosite (which is referred to as the “Biosite termination rights”):

•	if Biosite’s board of directors authorizes Biosite to accept or enter into a written agreement for a transaction constituting a Superior Proposal if:

•	Biosite received the Superior Proposal other than as a result of a breach of or violation of the no solicitation provisions of the Merger Agreement described above in the “— No Solicitation; Unsolicited Proposals” section;

•	Biosite did not breach or violate in any material respect the no solicitation or board recommendation provisions of the Merger Agreement as described in the “— No Solicitation; Unsolicited Proposals” and “— Company Recommendation” sections above in connection with the Superior Proposal or any Acquisition Proposal that was a precursor to the Superior Proposal;

•	Biosite provided Inverness at least three business days prior written notice indicating that Biosite intends to accept a Superior Proposal and prior to the expiration of such three business day period, Inverness does not make a binding offer that Biosite’s board of directors determines in good faith, after consultation with its legal counsel and financial advisor, is at least as favorable to Biosite’s stockholders as the Superior Proposal;

•	immediately prior to or contemporaneous with the termination of the Merger Agreement, Biosite paid the Termination Fee (as defined below) to Inverness; and

•	immediately following the termination of the Merger Agreement, Biosite enters into a definitive agreement to effect the Superior Proposal; or

Effect of Termination.  To terminate the Merger Agreement on its terms, written notice is required to be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which the termination is made. No party is relieved of any liability for breach of any covenant or for a willful breach of any representation or warranty contained in the Merger Agreement.

If:  (i) Inverness or Biosite terminates the Merger Agreement pursuant to the mutual termination right set forth in the fourth bullet point under the mutual termination rights above, (ii) at or prior to the time of the termination, an Acquisition Proposal has been publicly announced or has become publicly known; (iii) the number of Shares tendered pursuant to the Offer shall not have satisfied the Minimum Condition; and (iv) within 12 months after the date of termination, Biosite or any Biosite subsidiary completes an Acquisition Transaction or enters into a contract to completed an Acquisition Transaction that is subsequently completed, then, within two business days after such acquisition transaction is completed, Biosite must pay Inverness a termination fee in the amount of $54 million (the “Termination Fee”) to be paid to Inverness. For purpose of this paragraph, the term “Acquisition Transaction” will have the meaning set forth in the definition of Acquisition Transaction except that all references to “15%” will be deemed to be references to “40%” and all references to “85%” will be deemed to be references to “60%”.

If Inverness terminates the Merger Agreement pursuant to the Inverness termination rights set forth in the first three bullet points under the Inverness termination rights above, within two business days after such termination, Biosite must pay Inverness the Termination Fee.

If Biosite terminates the Merger Agreement pursuant to the first bullet point (including the subsequent five sub-bullet points) under the Biosite termination rights above, then Biosite is required to pay to Inverness the Termination Fee prior to or contemporaneously with and as a condition to the effectiveness of such termination.

If Biosite fails to pay the Termination Fee and Inverness commences a suit which resulting in a judgment against Biosite for the Termination Fee, Biosite is required to pay Inverness its costs and expenses (including attorney’s fees and disbursements) in connection with the suit, together with interest on the Termination Fee at the rate of 10% per annum, or if lower, the maximum rate permitted to be charged by applicable legal requirements as of the date such payment was required to be made.

Fees and Expenses.  Except as set forth in the Merger Agreement described in the “— Effect of Termination” section above, whether or not Shares are exchanged pursuant to the Offer and whether or not the Merger is completed, each pays its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the Merger.

14.	Conditions of the Offer

The Purchaser is required to accept for payment and pay for any tendered Shares pursuant to the Offer only if, at the Expiration Time:

•	the Minimum Condition has been satisfied at the Expiration Time;

•	the applicable waiting period under the HSR Act has expired or been terminated;

•	the applicable waiting period under foreign antitrust laws has expired or been terminated and the foreign antitrust and competition approvals required to complete the Offer have been obtained, in each case unless the foreign antitrust law or absence of these approvals would not (i) have a suspensory effect, (ii) reasonably be expected to materially limit Inverness’s ability to own or operate its assets, the assets of its subsidiaries or the assets of Biosite after the Merger or (iii) if not obtained, subject Inverness or the Purchaser to a material fine or penalty;

•	all of the representations and warranties of Biosite set forth in the Merger Agreement are accurate, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Biosite;

•	the covenants of Biosite contained in the Merger Agreement required to be performed prior to the first time Purchase accepts Shares tendered in the Offer for payment have been performed in all material respects; and

•	since the date of the Merger Agreement, there has not occurred any adverse event or development that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on Biosite.

A “material adverse effect” on Biosite shall mean any change, effect, development, circumstance, condition or worsening thereof that, individually or when taken together with all other effects that exist at the date of determination, (i) has had or would reasonably be likely to have a material adverse effect on the business, operations, results of operations or condition (financial or otherwise) of Biosite and its subsidiaries, taken as a whole; or (ii) would reasonably be expected to directly or indirectly materially impair the validity or enforceability of the Merger Agreement, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or subject Inverness or the Purchaser to criminal or material civil liability in connection with the transactions contemplated by the Merger Agreement; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a material adverse effect on Biosite: (A) any effect that results from general economic, business, financial or market conditions in the United States or global economy as a whole; (B) any effect arising from or otherwise relating to any of the industries or industry sectors in which Biosite or any of its subsidiaries operates to the extent that it does not disproportionately affect Biosite and its subsidiaries

(taken as a whole) relative to other participants in the medical device industry; (C) any effect arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event; (D) any effect (including any loss of employees, any cancellation of or delay in customer orders or any litigation) arising from or otherwise relating to the announcement or pendency of the Merger Agreement, the Offer or the Merger, or any offer, proposal or possible transaction with, by or involving Inverness, the Purchaser, Beckman Coulter or any affiliate there; (E) the failure of Biosite to meet internal or analysts’ expectations or projections, in and of itself; (F) any effect arising from or otherwise relating to any action required by the Merger Agreement to be taken by Biosite or any of its subsidiary; or (G) a decline in Biosite’s stock price in and of itself.

15.	Certain Legal Matters

Except as described in this Section 15 — “Certain Legal Matters,” based on information provided by Biosite, none of Biosite, the Purchaser or Inverness is aware of any license or regulatory permit that appears to be material to the business of Biosite that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, the Purchaser presently intends to seek such approval or other action, except as described below under “— Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Biosite’s business or that certain parts of Biosite’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 — “Certain Conditions of the Offer.”

Business Combination Statutes.  Biosite is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving Biosite. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Biosite’s certificate of incorporation nor bylaws excludes Inverness or Purchaser from the coverage of the Business Combination Provisions. Upon completion of the Offer, Inverness and Purchaser collectively will be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions. Accordingly, the Business Combination Provisions would prohibit completion of the Merger for a period of three years following completion of the Offer except that Biosite’s board of directors approved the commencement of the Offer and the execution of the Merger Agreement and related transactions. Accordingly, Inverness and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to completion of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Neither Inverness nor the Purchaser has attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. Inverness and the Purchaser reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Inverness or the Purchaser takes in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser or Inverness may be required to file certain documents with, or receive approvals from, the relevant state authorities. If such a governmental authority sought or obtained an injunction seeking to prevent the Purchaser’s purchase of Shares in the Offer, it might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust Matters

The United States.  The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be completed unless certain information has been furnished to the Antitrust Division of the DOJ and the FTC and certain waiting period requirements have been satisfied.

On May 22, 2007, Inverness and Biosite each filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the FTC and the DOJ. The HSR Act prescribes a 15-day initial waiting period, moved to the next business day if the period would otherwise expire on a weekend or federal holiday, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger will expire at 11:59 p.m., New York City time, on June 6, 2007, unless early termination of the waiting period is granted. However, the FTC and the DOJ may extend the waiting period by requesting additional information or documentary material from Inverness or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Inverness and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Inverness. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the FTC or the DOJ raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Inverness is not required to accept for payment shares of Common Stock tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14 — “Conditions of the Offer.”

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws (as defined below) as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Inverness or its subsidiaries. Private parties, as well as state and foreign governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 — “Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of restraining trade or commerce, or the tendency to create a monopoly or to lessen competition substantially in any market.

16.	Fees and Expenses

Except as set forth below, neither Inverness nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

UBS Securities LLC (“UBS”) has acted as financial advisor to Inverness in connection with the Offer and the Merger and is acting as Dealer Manager in connection with the Offer. Inverness has agreed to pay UBS a customary fee for its services as financial advisor and Dealer Manager, a significant portion of which is contingent upon completion of the Offer. In addition, Inverness has agreed to reimburse UBS for its reasonable expense, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of its engagement as financial advisor and Dealer Manager. UBS and its affiliates also are participating in the financing for the Offer. See Section 10 — “Source and Amount of Funds.”

Inverness and the Purchaser has retained Computershare Trust Company, N.A to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Inverness has retained Innisfree M&A Incorporated to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Neither Inverness nor the Purchaser will pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer.
Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Legal Proceedings

None of Biosite, the Purchaser or Inverness is aware of any material pending legal proceeding relating to the Offer.

18.	Miscellaneous

The Purchaser is making the Offer to all holders of Shares, other than Biosite. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on Inverness’ or the Purchaser’s behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Inverness and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Biosite has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Biosite” and Section 9 — “Certain Information Concerning Inverness and the Purchaser.”

Inca Acquisition, Inc.

May 29, 2007

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF INVERNESS

The names of the directors and executive officers of Inverness and the Purchaser and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director or executive officer is a citizen of the United States. The business address of each of the directors and executive officers of Inverness and the Purchaser is 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453.

Name	Age	Position

Ron Zwanziger	53	Chairman of the Board, Chief Executive Officer and President
David Scott, Ph.D.	50	Director, Chief Scientific Officer
Jerry McAleer, Ph.D.	51	Director, Vice President, Research and Development and Vice President, Cardiology
David Toohey	50	President, Professional Diagnostics
John Yonkin	47	President, U.S. Point of Care and President, Nutritionals
Geoffrey Jenkins	55	Vice President, Worldwide Operations
Roger Piasio	68	Chief Scientific Officer, Binax, Inc.
John Bridgen, Ph.D.	60	Vice President, Strategic Business Development
Peter Welch	55	Vice President, European Business Development
David Teitel	43	Chief Financial Officer
Jon Russell	42	Vice President, Finance
Michael K. Bresson	49	Vice President, Mergers & Acquisitions
Paul T. Hempel	58	Senior Vice President and Secretary
Carol R. Goldberg	76	Director
Robert P. Khederian	54	Director
John F. Levy	60	Director
John A. Quelch	55	Director
Peter Townsend	72	Director
Alfred M. Zeien	77	Director

The following summaries provide the material occupations, positions, offices or employment during the past five years of the directors and executive officers of Inverness Medical Innovations, Inc. and Inca Acquisition, Inc.

Ron Zwanziger has served as Inverness’ Chairman, Chief Executive Officer and President since its inception on May 11, 2001. Mr. Zwanziger served as Chairman, Chief Executive Officer and President of our predecessor company, Inverness Medical Technology, from its inception in 1992 through November 2001 when that company was acquired by Johnson & Johnson. From 1981 to 1991, he was Chairman and Chief Executive Officer of MediSense, a medical device company.

David Scott, Ph.D., has served on the Board since July 31, 2001 and is Inverness’ Chief Scientific Officer. Dr. Scott served as Chairman of Inverness Medical Limited, a subsidiary of Inverness’ predecessor company, Inverness Medical Technology, from July 1999 through November 2001, when that company was acquired by Johnson & Johnson, and as a managing director of Inverness Medical Limited from July 1995 to July 1999. Dr. Scott served as Managing Director of Great Alarm Limited, a consulting company, from October 1993 to April 1995. Between October 1984 and September 1993, he held several positions at MediSense UK, serving most recently as Managing Director where he was responsible for managing product development, as well as the mass manufacture of one of its principal products, ExacTech.

Jerry McAleer, Ph.D., joined the Board on March 10, 2003. Dr. McAleer has also served as Inverness’ Vice President, Research and Development since its inception in May 2001 and has served as its Vice President, Cardiology since early 2006. Dr. McAleer served as Vice President of Research and Development of our predecessor company, Inverness Medical Technology, from 1999 through November 2001, when that company was acquired by Johnson &

Johnson. From 1995 to 1999, Dr. McAleer served as Director of Development of Inverness Medical Limited, Inverness Medical Technology’s primary research and development unit, where he headed the development of Inverness Medical Technology’s electrochemical glucose strips. Prior to joining Inverness Medical Technology, Dr. McAleer held senior research and development positions at MediSense from 1985 to 1993 and more recently, at Ecossensors, Inc., an environmental research company, where he was responsible for the development of electrochemically based assay systems.

David Toohey has served as Inverness’ President, Professional Diagnostics since December 2005. Prior to that, he served as Vice President, Professional Diagnostics since October 2002, as Vice President, European Operations since February 2002, as Vice President, New Products from November 2001 through February 2002 and as Managing Director of Inverness’ Unipath Limited subsidiary from December 2001 through October 2002. Mr. Toohey was employed by Inverness’ predecessor company, Inverness Medical Technology, as its Vice President, New Products from May 2001 through November 2001, when that company was acquired by Johnson & Johnson. Prior to joining Inverness Medical Technology, Mr. Toohey served as Vice President of Operations at Boston Scientific Corporation’s Galway, Ireland facility where he oversaw its growth, from a start-up to Boston Scientific Corporation’s largest manufacturing facility, between 1995 and 2001. Prior to that time he held various executive positions at Bausch & Lomb, Inc., Digital Equipment Corp. and Mars, Inc.

John Yonkin has served as Inverness’ President, U.S. Point of Care as well as President, Nutritionals since June 2006. Prior to that, he served as Inverness’ Vice President, Nutritionals from April 2005 to June 2006 and Vice President, U.S. Sales and Marketing from November 2001 to April 2005. Mr. Yonkin served as Vice President of U.S. Sales of Inverness’ predecessor company, Inverness Medical Technology, from October 1998 through January 2000 and as its General Manager from January 2000 through November 2001, when that company was acquired by Johnson & Johnson. He also served as Manager of Product Development for Inverness Medical Technology from October 1997 until October 1998. From January 1995 to September 1997, Mr. Yonkin was Director of National Accounts for Genzyme Genetics, a subsidiary of Genzyme, Inc., a leader in genetic testing services for hospitals, physicians and managed healthcare companies.

Geoffrey Jenkins has served as Inverness’ Vice President, Worldwide Operations since September 2005. He has over twenty-five years of operational experience in professional and consumer healthcare companies. In October 2000, he co-founded UV-Solutions, LLC, a product development company specializing in flash-based, germicidal, ultra-violet sterilization technology. Prior to UV-Solutions, Mr. Jenkins joined MDI Instruments, Inc. as Chief Operating Officer in June 1997 and was appointed President in January 1999. MDI Instruments developed and marketed both consumer and professional diagnostic devices for the early detection of ear infections. The company was acquired by Beckton Dickinson in 1999. From 1984 through May 1997, Mr. Jenkins served as Vice President of Operations for MediSense, Inc., an international developer, manufacturer and marketer of professional and consumer diagnostics. He was responsible for MediSense’s domestic and international operations related to blood glucose monitors.

Roger Piasio joined Inverness in March 2005 as Chief Scientific Officer of Binax, Inc. upon its acquisition of Binax. He also served as General Manager of Binax from March 2005 until February 2007. Prior to our acquisition of Binax, Mr. Piasio served as President and Chief Executive Officer of Binax since 1986. Prior to founding Binax, Mr. Piasio was co-founder and Senior Vice President of Research and Development at Ventrex Laboratories, which introduced the first rapid ELISA physician office tests in the United States for pregnancy and strep throat.

John Bridgen, Ph.D., joined Inverness in September 2002 upon its acquisition of Wampole Laboratories. Dr. Bridgen served as President of Wampole from August 1984 until September 2005. He currently serves as Inverness’ Vice President, Strategic Business Development. Prior to joining Wampole, Dr. Bridgen had global sales and marketing responsibility for the hematology and immunology business units of Ortho Diagnostic Systems Inc., a Johnson & Johnson company.

Peter Welch joined Inverness when it acquired the Unipath business from Unilever in December 2001 and he has served as Vice President, European Business Development since October 2006. Prior to that, he was Managing Director of Unipath Limited from May 2004 having previously been Vice President, Commercial & Chief Financial Officer of Unilever’s Unipath business since 1986, where, for much of that time, he was responsible for Unipath’s licensing and enforcement of intellectual property.

David Teitel was appointed as Inverness’ Chief Financial Officer in December 2006. Mr. Teitel has over 20 years of public and private company finance experience including nine years of audit experience at Arthur Andersen. From 2001 to 2003, Mr. Teitel was Chief Financial Officer for Curaspan, Inc., a start-up software and service provider to healthcare providers. Mr. Teitel joined the Company in December 2003 as Director of Finance Operations and assumed the title Vice President, Finance in December 2004.

Jon Russell was appointed Inverness’ Vice President, Finance in December 2006. In this role, Mr. Russell oversees financial systems management and integration and shares responsibility for external communications with the CEO. Previously, Mr. Russell was CFO of Wampole Laboratories, LLC. He has over 17 years of experience in finance and operations management, including senior operational finance positions in North America and Europe with Precision Castparts Corporation, Vertex Interactive, Inc. and Genicom Corporation. Mr. Russell began his career at Ernst & Young LLP.

Michael K. Bresson rejoined Inverness as Vice President, Mergers & Acquisitions, in January 2007 after serving as President of LifeTrac Systems Incorporated from February 2006 to December 2006. Previously, Mr. Bresson served as Inverness’ Vice President, Business Development, from May 2005 to February 2006. From 1998 until January 2005, he was employed at Apogent Technologies Inc. (now part of Thermo Fisher Scientific Inc.), last serving as Apogent’s Executive Vice President — Administration, General Counsel and Secretary. Prior to joining Apogent in 1998, Mr. Bresson was a partner at the law firm of Quarles & Brady LLP.

Paul T. Hempel served as Inverness’ General Counsel and Secretary since its inception on May 11, 2001. In April 2006, Mr. Hempel became Senior Vice President in charge of leadership development, while retaining his role as Secretary and oversight of legal affairs. Mr. Hempel served as General Counsel and Assistant Secretary of Inverness’ predecessor company, Inverness Medical Technology, from October 2000 through November 2001, when that company was acquired by Johnson & Johnson. Prior to joining Inverness Medical Technology, he was a founding stockholder and Managing Director of Erickson Schaffer Peterson Hempel & Israel PC from 1996 to 2000. Prior to 1996, Mr. Hempel was a partner and managed the business practice at Bowditch & Dewey LLP.

Carol R. Goldberg has served on the Board since May 30, 2001. Ms. Goldberg served as a director of Inverness’ predecessor company, Inverness Medical Technology, from August 1992 through November 2001, when that company was acquired by Johnson & Johnson. Since December 1989, she has served as President of The AVCAR Group, Ltd., an investment and management consulting firm in Boston, Massachusetts. Ms. Goldberg is Chairperson of the Board’s Compensation Committee.

Robert P. Khederian has served on the Board since July 31, 2001. Mr. Khederian is the Chairman of Belmont Capital, a venture capital firm he founded in 1996, and Provident Corporate Finance, an investment banking firm he founded in 1998. From 1984 through 1996, he was founder and Chairman of Medical Specialties Group, Inc., a nationwide distributor of medical products which was acquired by Bain Capital. Mr. Khederian is also the Chairman of the Board and Interim CEO of Cambridge Heart, Inc.. Mr. Khederian is a member of the Board’s Audit Committee and Compensation Committee.

John F. Levy has served on the Board since May 30, 2001. Mr. Levy served as director of Inverness Medical Technology from August 1996 through November 2001, when that company was acquired by Johnson & Johnson. Since 1993, he has been an independent consultant. Mr. Levy served as President and Chief Executive Officer of Waban, Inc., a warehouse merchandising company, from 1989 to 1993. Mr. Levy is Chairperson of the Board’s Audit Committee and is a member of the Nominating and Corporate Governance Committee.

John A. Quelch joined the Board on March 10, 2003.  Since June, 2001, Mr. Quelch has been a professor and Senior Associate Dean at the Harvard Business School. From July 1998 through June 2001, he was Dean of the London Business School. Mr. Quelch also serves as a director of WPP Group plc, one of the world’s largest communications groups, Gentiva Health Services, Inc. and Pepsi Bottling Group and as Chairman of the Massachusetts Port Authority. He is a member of the Board’s Nominating and Corporate Governance Committee.

Peter Townsend has served on the Board since May 30, 2001. Mr. Townsend served as a director of our predecessor company, Inverness Medical Technology, from August 1996 through November 2001, when that company was acquired by Johnson & Johnson. From 1991 to 1995, when he retired, Mr. Townsend served as Chief Executive Officer and a director of Enviromed plc, a medical products company currently known as Theratese plc. Mr. Townsend is a member of the Board’s Audit Committee.

Alfred M. Zeien has served on the Board since July 31, 2001. From 1991 until his retirement in 1999, Mr. Zeien served as Chairman and Chief Executive Officer of The Gillette Company, a consumer products company. Mr. Zeien currently serves on the boards of EMC Corporation, a publicly traded company, and Bernard Technologies, Inc. Mr. Zeien is Chairperson of the Board’s Nominating and Corporate Governance Committee and a member of its Compensation Committee.

Inca Acquisition, Inc.

Name	Age	Position

Michael Bresson	50	President
David Teitel	52	Treasurer
Anne Warner	52	Secretary and Director

Each of Michael Bresson and David Teitel serve as officers of Inverness, and their biographies appear above in their capacity as such officers of Inverness.

Anne Warner joined Inverness in December 2005, first serving as General Counsel to the Professional Diagnostics Division, and, since 2006, as Inverness’ Senior Counsel, Mergers and Acquisitions. Previously, she was employed as General Counsel to Syncra Systems from 2000 to December 2005, and was General Counsel to Lewtan Technologies from 1996 through 1999.

Copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Biosite or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

Computershare Trust Company, N.A.

By Mail:	By Overnight Courier:

Computershare Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, R.I. 02940-3011	Computershare Attn: Corporate Actions Voluntary Offer 250 Royall Street Canton, MA 02021

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Dealer Manager for the Offer is:

UBS Securities LLC
299 Park Avenue
New York, NY 10171
Telephone: (888) 217-6011

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll Free: (888) 750-5834 (from the U.S. and Canada) or
(412) 232-3651 (from outside the U.S. and Canada)
Banks and Brokers Call Collect: (212) 750-5833